***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

RENEWABLE ENERGY GROUP, INC.,

REG SYNTHETIC FUELS, LLC,

AND

TYSON FOODS, INC.

May 20, 2014

4.4	Financial Statements	16

4.5	Absence of Certain Changes	16

4.6	Related Party Transactions; Loans and Guarantees	16

4.7	Insurance	17

4.8	Employee Matters	17

4.9	Employee Benefit Plans	18

4.10	Litigation	22

4.11	Tax Matters	22

4.12	Compliance with Laws and Permits	25

4.13	Environmental Matters	26

4.14	Proprietary Rights	27

4.15	Title to Assets; Real Property	28

4.16	Inventory and Equipment; Accounts Receivable	28

4.17	Contracts	29

4.18	Indebtedness	30

ARTICLE V CONDUCT PRIOR TO CLOSING		30

5.1	Conduct of the Business of the Company	30

5.2	Letter of Credit	33

5.3	No Solicitation	34

5.4	Access to Books and Records; Financial Information	34

5.5	Notification	35

ARTICLE VI ADDITIONAL COVENANTS OF THE PARTIES		35

6.1	Additional Agreements	35

6.2	Regulatory Approvals	36

6.3	Public Announcements	36

6.4	Litigation	36

6.5	Voting	37

6.6	Certain Tax Matters	37

6.7	Non-competition	41

6.8	Company Operating Agreement	43

6.9	Further Assurances	43

6.10	Transition of Recordkeeping	44

ARTICLE VII CLOSING CONDITIONS		44

7.1	Conditions Precedent to Obligations of the Parties	44

7.2	Additional Conditions to the Obligations of Purchaser	44

7.3	Additional Conditions to Obligations of the Seller	45

ARTICLE VIII TERMINATION		46

8.1	Termination	46

8.2	Termination Procedures	47

8.3	Effect of Termination	47

ARTICLE IX INDEMNIFICATION		47

9.1	Survival of Representations and Warranties	47

9.2	Indemnification by Seller	48

9.3	Indemnification by Purchaser	48

9.4	Limitations on Indemnification	48

9.5	Claim Procedure	50

9.6	Third Party Claims	51

9.7	Earnout	52

9.8	Effect of Investigation	52

ARTICLE X MISCELLANEOUS		52

10.1	Amendments	52

10.2	Assignment	52

10.3	Counterparts	53

10.4	Entire Agreement	53

10.5	Specific Performance	53

10.6	Governing Law; Jurisdiction; Venue	53

10.8	Captions	54

10.9	Expenses	54

10.10	Notices	55

10.11	Interest and Attorney Fees	55

10.12	Successors and Assigns	55

10.13	Waivers	56

ARTICLE XI GLOSSARY		56

11.1	Certain Definitions	56

11.2	Glossary	65

EXHIBITS

A	Earnout Payment Statement

B	Capital Budget of the Company

C	Operating Budget of the Company

D	FIRPTA Certificate

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is made and entered into as of May 20, 2014, by and among Renewable Energy Group, Inc., a Delaware corporation (“Parent”), REG Synthetic Fuels, LLC, an Iowa limited liability company and wholly-owned subsidiary of Parent (“Purchaser”), and Tyson Foods, Inc., a Delaware corporation (“Seller”). Parent, Purchaser and Seller are each sometimes referred to herein individually as a “party” and collectively as the “parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XI.

RECITALS

WHEREAS, Parent, Purchaser and Syntroleum Corporation, a Delaware corporation (“Syntroleum”), are parties to that certain Asset Purchase Agreement, dated as of December 17, 2013 (the “Syntroleum Purchase Agreement”), pursuant to which Purchaser has agreed to acquire substantially all of the assets of Syntroleum, including 50% of the membership interests in Dynamic Fuels, LLC, a Delaware limited liability company (the “Company”), owned by Syntroleum;

WHEREAS, Seller owns 50% of the membership interests in the Company (“Seller’s Interest”);

WHEREAS, conditioned upon and subject to consummation of the closing under the Syntroleum Purchase Agreement (the “Syntroleum Closing”) and the other conditions set forth herein, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, Seller’s Interest; and

WHEREAS, concurrently with the execution of this Agreement, the parties hereto are entering into certain other agreements with respect to the Company, including an Agreement, Consent and Release; a Letter of Intent for a Management, Operations and Service Agreement; and a Letter of Credit Reimbursement and Indemnity Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Purchase and Sale of Membership Interests; Repayment of Indebtedness.

(a) At the Closing, subject to the terms and conditions of this Agreement, Seller shall sell, assign, transfer and convey to Purchaser free and clear of all Encumbrances, and Purchaser shall purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Seller’s Interest, and Purchaser shall pay to Seller the Closing Purchase Price (the “Membership Purchase”). The total consideration that Purchaser will pay to Seller for Seller’s Interest shall be equal to (a) the Closing Purchase Price, plus (b) all Earnout Payments, if any.

(b) Simultaneous with or immediately following the Closing, Purchaser shall cause the Company to repay all principal outstanding at the Closing under the Tyson Note and Seller shall deliver to Purchaser the Tyson Note for cancellation.

1.2 Earnout.

(a) Subject to all of the following provisions of this Section 1.2, Purchaser shall cause the Company to pay Seller in cash, at the time or times specified in Section 1.2(f), the following amounts (each, an “Earnout Payment”):

(i) with respect to each Initial Earnout Period, an amount equal to the product of (A) $*** multiplied by (B) the number of gallons of DF Product Sold by the Company during such Initial Earnout Period; and

(ii) with respect to each Subsequent Earnout Period, an amount equal to the product of (A) $*** multiplied by (B) the number of gallons of DF Product Sold by the Company during such Subsequent Earnout Period.

(b) Notwithstanding anything in this Section 1.2 to the contrary, in no event shall Purchaser be required to cause the Company to make any Earnout Payment to Seller pursuant to Section 1.2(a) if the sum of all Earnout Payments made to Seller pursuant to this Section 1.2, plus the sum of all amounts setoff as indemnification of Purchaser pursuant to Section 9.7, would exceed thirty-five million dollars ($35,000,000). At its election, Purchaser may at any time satisfy all of its obligations under this Section 1.2 by the payment to Seller in cash of an amount equal to $35,000,000 less the sum of all previous payments under this Section 1.2, any amount set forth in a Claim Notice delivered in good faith that is pending final determination in accordance with Article IX hereof (which will be paid in accordance of the terms of Article IX to the extent resolved in favor of Seller), and all amounts setoff as indemnification of Purchaser pursuant to Section 9.7.

(c) If, during the Earnout Term, the Company makes any capital investments in the Geismar Facility that result in an increase in the Geismar Facility production capacity above seventy-five million (75,000,000) gallons per year, then the total number of gallons of DF Product that may be utilized in the calculation of an Earnout Payment under Section 1.2(a) shall not exceed 18.75 million gallons of DF Product for any calendar quarter (or a proportionately lesser amount for any Earnout Period involving less than a calendar quarter).

(d) If, during the Earnout Term, Purchaser determines that an RFS2 Event has occurred, then Purchaser shall provide written notice thereof and a reasonably detailed statement of the reasons for such determination to Seller and, for a period of 18 months immediately following such RFS2 Event, the amount per gallon to be paid pursuant to Section 1.2(a) shall be reduced from $*** per gallon or $*** per gallon, as applicable, to $*** per gallon of DF Product Sold during such period. If Seller objects to Purchaser’s determination, Seller shall deliver to Purchaser a statement setting forth a reasonably detailed statement of its good faith

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

objections thereto (an “RFS2 Objection Statement”). Purchaser and Seller shall negotiate in good faith to resolve any dispute as to whether an RFS2 Event occurred. If Purchaser and Seller do not reach a final agreement within thirty (30) days after the delivery of the RSF2 Objection Statement, Purchaser or Seller may submit such dispute to the Referee. The parties shall furnish to the Referee Purchaser’s notice that an RFS2 Event has occurred and the RFS2 Objection Statement, and (from time to time as requested by the Referee) such other information and documents as the Referee may reasonably request in order for the Referee to decide whether an RFS2 Event has occurred. The Referee shall make such decision and shall deliver a written notice of the Referee’s decision to Purchaser and Seller within thirty (30) days after such matter is referred to the Referee. The Referee’s decision shall be final and binding on and shall not be appealable by the parties hereto. With respect to any Earnout Payments payable pursuant to Section 1.2(a) during the period between the delivery of an RFS2 Objection Statement and delivery of the Referee’s decision, payments shall be made at the $*** per gallon rate. In the event the Referee determines that an RFS2 Event has not occurred, then Purchaser shall, within two (2) Business Days of Referee’s delivery of notice of such determination, cause the Company to wire to an account specified by Seller immediately available funds in an amount equal to the Earnout Payment(s) that would have been paid in the absence of an RFS2 Event, less the amount paid to Seller during such period(s) following Seller’s improper notice of an RFS2 Event. The fees and expenses of the Referee shall be paid by (i) Seller if the Referee determines that an RSF2 Event has occurred contrary to the RFS2 Objection Statement, or (ii) Purchaser if the Referee determines that an RSF2 Event has not occurred contrary to the notice of the RFS2 Event provided by Purchaser.

(e) As promptly as practicable following, and in any event by the date which is twenty (20) Business Days following the end of each Earnout Period, Purchaser shall cause the Company to prepare and deliver to Seller a statement certified by an executive officer of the Company setting forth the number of gallons of DF Product Sold during such Earnout Period and Purchaser’s calculation of the Earnout Payment payable with respect to such Earnout Period, such statement to be in the form attached hereto as Exhibit A (each an “Earnout Payment Statement”). Upon receipt from the Company of an Earnout Payment Statement for any given Earnout Period, Seller may request and, if so requested, Purchaser shall cause the Company to provide, such documentation and other information as Seller may reasonably request in support of the information set forth in such Earnout Payment Statement. Except as contemplated by this Agreement, the Earnout Payment Statement and the contents thereof shall be held in strict confidence by Seller and shall not be used by Seller for any purpose other than as set forth herein. Purchaser shall provide prompt notice of any corrections to the Earnout Payment Statement discovered after delivery thereof and Purchaser and Seller shall adjust the amount of any Earnout Payment made prior to the correction, subject to Seller’s right to object in accordance with the provisions of this Section 1.2.

(f) Earnout Payments shall be due and payable as follows:

(i) If Seller has any good faith objections to an Earnout Payment Statement, Seller shall deliver to Purchaser a statement setting forth in reasonable detail its good faith objections thereto (an “Earnout Objections Statement”). The Earnout Objections Statement, if any, shall contain a reasonably detailed description of the basis for the objections and the adjustments that Seller believes should be made to the Earnout

Payment Statement. The Earnout Objections Statement must be delivered to Purchaser within fifteen (15) days after delivery of such Earnout Payment Statement. If an Earnout Objections Statement is not delivered to Purchaser within such period, the Earnout Payment contained in the Earnout Payment Statement shall be final and binding on and non-appealable by the parties hereto. To the extent an Earnout Objections Statement is timely delivered to Purchaser, (A) Purchaser shall cause the Company to pay to Seller any portion of the Earnout Payment that is not in dispute and (B) Purchaser and Seller shall negotiate in good faith to resolve any disputed amount (and to the extent such objections in the Earnout Objections Statement are so resolved by mutual written agreement, the Earnout Payment contained in the Earnout Payment Statement shall be adjusted as so resolved and shall thereupon be final and binding on and non-appealable by the parties hereto). If Purchaser and Seller do not reach a final agreement within thirty (30) days after the delivery of the Earnout Objections Statement, Purchaser or Seller may submit such dispute to the Referee. The parties shall furnish to the Referee the Earnout Payment Statement and the Earnout Objections Statement and (from time to time as requested by the Referee) such other information and documents as the Referee may reasonably request in order for the Referee to resolve the dispute. The Referee shall resolve all disputed items and shall deliver a written determination to Purchaser and Seller within thirty (30) days after such matter is referred to the Referee. The resolution of the dispute by the Referee shall be final and binding on and non-appealable by the parties hereto. The fees and expenses of the Referee shall be allocated to and paid by Seller based upon the percentage that the portion of the disputed amount not resolved in the favor of Seller bears to the total amount actually contested by Seller, as determined by the Referee, and the remaining fees and expenses, if any, shall be allocated to and shall be paid by Purchaser, along with any additional amount owing to Seller pursuant to Section 1.2(a), as determined by the Referee.

(ii) If Seller does not have any objections to an Earnout Payment Statement, Seller may deliver to Purchaser a statement setting forth its agreement therewith, and Purchaser, within two (2) Business Days of receipt of Seller’s statement, shall cause the Company to wire to an account specified by Seller immediately available funds in the amount of the Earnout Payment reflected in such Earnout Payment Statement.

(g) Purchaser’s obligation to cause the Company to make the Earnout Payments is subject to Purchaser’s right to withhold and setoff against the Earnout Payments pursuant to Section 9.7 hereof and to defer payment of any amounts set forth in a Claim Notice delivered in good faith before any Earnout Payment is due until such time as a final determination of the claim set forth therein in accordance with Article IX hereof.

(h) Seller acknowledges and agrees that after the Closing Date, the Geismar Facility shall be operated and maintained by the Company, and controlled by the Purchaser, autonomously in accordance with the Company’s and Purchaser’s business judgment, subject only to the qualification that Purchaser shall not, and Purchaser shall cause the Company not to, take any unreasonable or inappropriate action in the operation of the Geismar Facility for the primary purpose of frustrating or diminishing the amount of any Earnout Payment to Seller. Seller further acknowledges and agrees that the Company’s operation and maintenance, and the

Purchaser’s control, of the Geismar Facility will be affected by many factors which could affect volumes of DF Product that are Sold and therefore the amount of any Earnout Payment could fluctuate or even be reduced to zero in any given Earnout Period or over the course of the entire Earnout Term. Subject to Purchaser’s and Company’s compliance with the first sentence of this Section 1.2(h), such factors may include, but are not limited to: Requirements of Law, downtime for both planned and unplanned maintenance or construction at the Geismar Facility, force majeure, operating results that are not acceptable to Purchaser in its business judgment, and labor, vendor, customer and supplier issues or disputes.

(i) The obligations of Purchaser and the Company to make Earnout Payments under this Section 1.2 shall terminate and be of no further force or effect if (x) the Company, pursuant to or within the meaning of any Bankruptcy Law (i) commences a voluntary case that is not withdrawn by the Company or not dismissed by the applicable bankruptcy court as a bad faith filing (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors (including Seller, if Seller is a creditor), or (y) a court of competent jurisdiction enters an order of decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a custodian of the Company or for all or substantially all of the Company’s property or (iii) orders the liquidation of the Company.

1.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Contemplated Transactions”) shall take place via facsimile or electronic mail to the extent possible, and otherwise at the offices of Pillsbury Winthrop Shaw Pittman LLP, Four Embarcadero Center, 22nd Floor, San Francisco, California, 94111, at 10:00 a.m., Pacific Time, no later than the second Business Day following full satisfaction or waiver of all of the closing conditions set forth in Article VII hereof (other than those to be satisfied at the Closing) or on such other date and in such location as is mutually agreed upon in writing by Purchaser and Seller (the “Closing”). The date and time of the Closing are referred to herein as the “Closing Date.”

1.4 Closing Transactions.

(a) Seller shall execute and deliver, or cause to be delivered, to Purchaser at Closing:

(i) an assignment of Seller’s Interest, free and clear of all Encumbrances, in form satisfactory to Purchaser;

(ii) evidence satisfactory to Purchaser that Seller has obtained the consents set forth in Section 1.4(a)(ii) of the Seller Disclosure Schedules and that such consents do not alter in any material respect the terms of the Company’s obligations under the related Permits or Contracts under which such consent is sought;

(iii) resignations of Seller’s representatives on the Management Committee of the Company or serving as officers of the Company, to be effective upon the Closing;

(iv) an officer’s certificate or other evidence reasonably satisfactory to Seller that all waiting periods under the HSR Act have expired;

(v) such other agreements, instruments or documents as may be reasonably necessary to carry out the Contemplated Transactions and to comply with the terms hereof; and

(vi) each of the other certificates and other documents contemplated to be delivered by Seller to Purchaser under Article VII.

(b) Purchaser shall execute and deliver, or cause to be delivered, to Seller at Closing:

(i) by wire transfer of immediately available funds to an account designated by Seller in writing to Purchaser at least two (2) Business Days prior to the Closing, the Closing Purchase Price;

(ii) such other agreements, instruments or documents as may be reasonably necessary to carry out the Contemplated Transactions and to comply with the terms hereof; and

(iii) each of the other certificates and other documents contemplated to be delivered by Purchaser to Seller under Article VII.

1.5 Parent Guaranty. Parent hereby unconditionally guarantees to the Seller (a) the obligation of Purchaser to pay when due the Closing Purchase Price and the obligation of the Company to pay each Earnout Payment, if applicable, in accordance with this Agreement, (b) the obligation of the Purchaser to cause the Company to pay the Earnout Payments, if applicable, when due, and (c) all of the Purchaser’s other obligations under this Agreement (collectively, the “Guaranteed Obligations”), such that if the Guaranteed Obligations are not paid or performed by Purchaser when due or required, Parent will promptly (but in no event more than two (2) Business Days following the written demand of Seller), pay or cause the performance of the Guaranteed Obligations. The liability of Parent on this guaranty shall be continuing, direct and immediate and not conditional or contingent upon the pursuit of remedies against Purchaser and separate actions may be brought against both Purchaser and Parent. If (i) the ownership interest in the Company is transferred from the Purchaser to another Affiliate of the Parent, (ii) the Company is merged into an Affiliate of the Purchaser, (iii) the majority of the assets comprising the Geismar Facility are transferred to another Affiliate of the Parent, or (iv) any other similar transaction involving an Affiliate of the Parent occurs, then the obligations of this Agreement shall be assigned to such Affiliate and the guaranty provided under this Section 1.5 shall apply to such Affiliate as it applies to the Purchaser.

1.6 Withholding. Purchaser shall be entitled to deduct and withhold from the Closing Purchase Price, any Earnout Payment and any other payments contemplated by this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are withheld pursuant to this Section 1.6, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. At the Closing, Seller will provide any forms or certificates Purchaser may reasonably request in order to satisfy withholding obligations under any applicable Tax law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure schedules with respect to this Agreement delivered by Seller to Purchaser prior to the execution of this Agreement (the “Seller Disclosure Schedules”), Seller represents and warrants to Purchaser and Parent (as of the date hereof and on the Closing Date, unless otherwise stated herein) as follows:

2.1 Corporate Organization. Seller is a duly organized and validly existing corporation in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted, except where the failure to be so qualified and in good standing would not prevent or delay the Closing.

2.2 Authority for this Agreement. Seller has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Seller and the consummation of the Contemplated Transactions have been duly and validly authorized by all necessary corporate proceedings on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Purchaser and Parent, constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Requirements of Law of general applicability relating to or affecting creditors’ rights and to general equity principles.

2.3 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by Seller nor the consummation of the Contemplated Transactions will, assuming the agreements to be entered into concurrently with this Agreement have been executed and are enforceable against the other parties thereto, (i) violate or conflict with or result in any Breach of any provision of the organizational documents of Seller, (ii) assuming all consents, approvals and authorizations contemplated by Section 2.3(b) have been obtained and are effective, all applicable waiting periods have expired and all filings described in such clauses have been made, conflict with or violate any Requirements of Law binding upon Seller or any of its assets or properties, or (iii) violate or conflict with or result in a Breach of any provision of, or require any consent, waiver or approval, or result in a default or result in the loss of a material benefit under, or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Seller is a party or by which Seller or any of its or their respective properties or assets may be bound, except in the case of clauses (ii) and (iii), which would not prevent or materially delay the consummation of the Contemplated Transactions.

(b) The execution, delivery and performance of this Agreement by Seller and the consummation of the Contemplated Transactions by Seller does not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) compliance with and filings under the HSR Act and (ii) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the Contemplated Transactions.

(c) Except as otherwise provided herein, Seller is in compliance in all material respects with the Company Governing Documents, and Seller has made available to the Purchaser true, correct and complete copies of the Company Governing Documents. Schedule 2.3(c) contains a list of all amendments to the Company Operating Agreement.

(d) None of the execution and delivery by Seller of this Agreement or the consummation of the Contemplated Transactions, or compliance by Seller with any of the provisions hereof or thereof requires, or will require, the vote or approval of the holders of any class or series of capital stock of Seller or any direct or indirect equityholder of Seller.

2.4 Brokers and Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Seller or any of its respective Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Contemplated Transactions.

2.5 Ownership of Seller’s Interest. Seller owns, beneficially and of record, Seller’s Interest, free and clear of all Encumbrances or any other restrictions on transfer. Seller has sole voting, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to Seller’s Interest, with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the Company Operating Agreement. At the Closing, Seller shall deliver to Purchaser good and valid title to Seller’s Interest, free and clear of any Encumbrances.

2.6 Litigation. There is no Proceeding pending or, to the Knowledge of Seller, threatened against Seller which would adversely affect Seller’s performance under this Agreement or the consummation of the Contemplated Transactions.

2.7 Acknowledgment. Notwithstanding anything contained in this Agreement to the contrary, Seller acknowledges that none of Parent, Purchaser or their respective Affiliates is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Purchaser and Parent in Article III hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser and Parent jointly and severally represent and warrant to Seller as follows:

3.1 Corporate Organization. Each of Parent and Purchaser is a duly organized and validly existing organization in good standing under the Requirements of Law of its jurisdiction of formation, with all requisite entity power and authority to own its properties and conduct their respective businesses as currently conducted, except where the failure to be so qualified and in good standing would not prevent or delay the Closing. All of the issued and outstanding equity interests in Purchaser are owned directly or indirectly by Parent.

3.2 Authority for this Agreement. Each of Parent and Purchaser has all requisite entity power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Parent and the consummation of the Contemplated Transactions have been duly and validly authorized by all necessary corporate proceedings on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Contemplated Transactions. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Requirements of Law of general applicability relating to or affecting creditors’ rights and to general equity principles.

3.3 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by Parent or Purchaser nor the consummation of the Contemplated Transactions will, assuming the agreements to be entered into concurrently with this Agreement have been executed and are enforceable against the other parties thereto, (i) violate or conflict with or result in any Breach of any provision of the respective organizational documents of Parent or Purchaser, (ii) assuming all consents, approvals and authorizations contemplated by Section 3.3(b) have been obtained and are effective, all applicable waiting periods have expired and all filings described in such clauses have been made, conflict with or violate any Requirements of Law binding upon Parent or Purchaser or any of their respective assets or properties, or (iii) violate or conflict with or result in a Breach of any provision of, or require any consent, waiver or approval, or result in a default or result in the loss of benefit under, or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of its or their respective properties or assets may be bound, except in the case of clauses (ii) and (iii), which would not prevent or materially delay the consummation of the Contemplated Transactions.

(b) The execution, delivery and performance of this Agreement by each of Parent and Purchaser and the consummation of the Contemplated Transactions by each of Parent and Purchaser do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) compliance with and filings under the HSR Act and (ii) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the Contemplated Transactions.

3.4 Brokers and Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of Parent, Purchaser or any of their respective Affiliates, to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with any of the Contemplated Transactions.

3.5 Litigation. There is no Proceeding pending or, to the Knowledge of Parent and Purchaser, threatened against Parent or Purchaser which would adversely affect Parent or Purchaser’s performance under this Agreement or the consummation of the Contemplated Transactions.

3.6 Investment Intention. The Membership Purchase is for Purchaser’s own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Purchaser understands that Sellers’ Interest has not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

3.7 Financial Capacity. The payment of the Closing Purchase Price is not conditioned on the receipt by Purchaser or Parent of proceeds of any third-party financing. Assuming the satisfaction of the conditions to Purchaser’s obligation to perform hereunder (including, without limitation, the financing condition set forth in Section 7.2(f) hereof) and the performance by Seller of the obligations under this Agreement, Purchaser and/or Parent will have at the Closing sufficient funds available to pay the Closing Purchase Price in accordance with this Agreement.

3.8 Solvency. Neither Parent nor Purchaser is entering into the Contemplated Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Company. Subject to the accuracy of the representations and warranties in Article IV, after giving effect to the Contemplated Transactions the Parent and Purchaser do not, as of the date hereof, intend for the Company to incur additional debt beyond its projected ability to pay principal and interest on such additional debt as it becomes due.

3.9 Acknowledgement. Notwithstanding anything contained in this Agreement to the contrary, Purchaser and Parent acknowledge that neither Seller nor any of its Affiliates nor any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Articles II and IV (as modified by the Seller Disclosure Schedules hereto as supplemented or amended in accordance with the terms hereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Seller Disclosure Schedules, Seller hereby represents and warrants to Purchaser and Parent as follows:

4.1 Corporate Organization. The Company is a duly organized and validly existing limited liability company in good standing under the Laws of State of Delaware, with all requisite entity power and authority to own, lease and operate its properties and conduct its business as currently conducted. The Company is duly qualified and in good standing as a foreign entity authorized to do business in each of the jurisdictions in which the character of the properties owned, leased or operated by it or the conduct of the business transacted by it makes such qualification necessary, except where the failure to be so qualified and in good standing has not had and is not reasonably likely to have a Material Adverse Effect. The Company does not own or hold, has never held or owned, and does not hold or own a right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other Person. Section 4.1 of the Seller Disclosure Schedules sets forth with respect to the Company: (i) all Management Committee Members and officers, (ii) all bank, payroll and securities brokerage accounts and all authorized signers for each such account; and (iii) any powers of attorney granted to any Person that are currently in effect.

4.2 Capitalization. The authorized and outstanding membership interests of the Company are held of record as indicated in Section 1.2 of the Seller Disclosure Schedules, and all such membership interests have been validly issued and are fully paid and nonassessable. There are no outstanding options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock or securities containing any equity features of the Company, or contracts, commitments, understandings or arrangements, by which the Company is or may become bound to issue additional equity interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any equity interests in the Company except as described in the Company Operating Agreement.

4.3 Consents and Approvals; No Violation.

(a) Neither the execution and delivery of this Agreement by the Seller nor the consummation of the Contemplated Transactions will, assuming that the agreements to be entered into concurrently with this Agreement have been executed and are enforceable against the other parties thereto, (i) violate or conflict with or result in any Breach of any provision of the Company Governing Documents, (ii) assuming all consents, approvals and authorizations contemplated by Section 4.3(b) have been obtained and are effective, all applicable waiting periods have expired and all filings described in such clause has been made, conflict with or violate in any material respect any Requirements of Law binding upon the Company or any of its assets or properties, or (iii) violate or conflict with or result in a Breach of any provision of, or require any consent, waiver or approval, or result in a default or result in the loss of a material benefit under, or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which the Company is a party or by which the Company or any of its or their respective properties or assets may be bound, except in the case of clauses (ii) and (iii), which is not reasonably likely to result in a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Seller and the consummation of the Contemplated Transactions by the Company does not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) compliance with and filings under the HSR Act, and (ii) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not prevent or materially delay the consummation of the Contemplated Transactions.

4.4 Financial Statements. Attached as Section 4.4 of the Seller Disclosure Schedules are correct and complete copies of the following: (a) the Company’s audited financial statements consisting of the balance sheet of the Company as of September 30, 2013 and 2012 and the related statements of operations and members’ equity and cash flows for the years then ended (the “Audited Financial Statements”) and (b) the unaudited balance sheet of the Company as of March 31, 2014 and the related statements of operations and cash flows (the “Most Recent Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”). The Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of the Company, and fairly present in all material respects the financial condition and results of operations of the Company for the periods indicated. The Company maintains a standard system of accounting established and administered in accordance with GAAP.

4.5 Absence of Certain Changes. Since March 31, 2014:

(a) The Company has maintained the Geismar Facility in stand-by mode consistent with past practice, and Seller has not approved the Company to take, permit or suffer, nor to Seller’s Knowledge has the Company taken, permitted or suffered any action or occurrence that, if taken, permitted or suffered after the date hereof, would not be permitted under Section 5.1 hereof. There has not occurred a Material Adverse Effect.

(b) The Company has not sustained any damage, destruction or loss by reason of fire, explosion, earthquake, casualty, labor trouble (including but not limited to any claim of wrongful discharge or other unlawful labor practice), requisition or taking of property by any government or agent thereof, windstorm, embargo, riot, act of God or public enemy, flood, accident, revocation of license or right to do business, total or partial termination, suspension, default or modification of Contracts, governmental restriction or regulation, other calamity, or other similar or dissimilar event (whether or not covered by insurance) that has resulted or is reasonably likely to result in a Material Adverse Effect.

4.6 Related Party Transactions; Loans and Guarantees. Except as contemplated by this Agreement: (a) there are no material transactions or series of related transactions, agreements, arrangements or understandings, which involve any current or future obligations, nor are any such transactions or series of related transactions currently proposed, between the Company and its Affiliates; (b) the Company has not made any loan to any Person which is outstanding in whole or in part, and the Company has not guaranteed the payment of any loan or debt of any Person pursuant to which the Company has or could have any current or future obligation, except for travel or similar advances made to employees in connection with their employment duties in the ordinary and usual course of business, consistent with past practice; and (c) to Seller’s Knowledge none of the Company’s Affiliates has, directly or indirectly, (i) an economic interest in any entity which furnishes or sells (or has, during the previous twelve (12) months, furnished or sold) services or products that the Company furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any entity that purchases from or sells or furnishes to (or has, during the previous twelve (12) months, purchased from or sold or furnished to) the Company any goods or services, or (iii) a beneficial interest in any Contract of the Company; provided, however, that no such Affiliate of the Company shall be deemed to have such an economic interest solely by virtue of holding less than one percent (1%) of the outstanding voting stock of a corporation whose equity securities are traded on a recognized stock exchange in the United States.

4.7 Insurance. Section 4.7 of the Seller Disclosure Schedules sets forth a true and complete list of (a) all liability and other insurance policies insuring the Company against losses arising out of or related to the businesses of the Company (and accurately describes the coverage carried and expiration dates of such policies) and all key man life insurance policies owned or maintained by the Company; and (b) a list of all pending claims under each such policy. All such policies are in full force and effect and are valid, outstanding and enforceable, and all premiums due thereon have been paid. No such policy will terminate or lapse (or be affected in any other materially adverse manner) by reason of the Contemplated Transactions. To Seller’s Knowledge, the Company has complied in all material respects with the provisions of each policy under which it is the insured party, and all material claims under such policies have been filed in a timely fashion. No insurer under any insurance policy has canceled or generally disclaimed liability under any such policy or, to the Seller’s Knowledge, indicated any intent to do so or not to renew any such policy, and no event specific to the Company has occurred which could reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a material prospective upward adjustment in such premiums.

4.8 Employee Matters.

(a) The Company has complied in all material respects with every Requirement of Law relating to the hiring, employment, retention, termination, and classification of employees and service providers including, without limitation, provisions thereof relating to wages, overtime, hours, equal opportunity, mandatory or protected leaves of absence, meal and rest periods, record-keeping, reasonable accommodation, confidentiality, occupational health and safety, the verification requirements and the recordkeeping requirements of the Immigration Reform and Control Act of 1986 or its successor (“IRCA”) and collective bargaining. There has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act or similar state Laws with respect to the Company within the six (6) months prior to date of this Agreement.

(b) The Company is not and has not been delinquent in payments to any employee for any wage, salary, commission, bonus or other compensation for any services performed by them to date, amounts required to be reimbursed to such employees, or amounts that must be paid to an employee upon termination of employment in any material respect; (ii) the Company has withheld, remitted and reported all amounts required by law or by agreement to be withheld, remitted or reported with respect to the wages, salaries and other payments to employees; (iii) there are no pending, or, to Seller’s Knowledge, threatened Proceedings or investigations by any Person alleging or involving any potential Liability arising out of, based on, or resulting from any violation or alleged violation, of any applicable Law related to employment, working conditions or other aspects of the relationship between an the Company on the one hand and any employee or service provider on the other hand; (iv) no unfair labor practice complaint or action has been asserted against the Company before the National Labor Relations Board or any other Governmental Authority; (iii) the Company is not a party to any labor contract, collective bargaining agreement, letter of understanding, or any other arrangement, formal or informal, with any labor union or organization; (v) no labor union currently represents, or has represented, the employees of the Company; (vi) the Company is not the subject of any proceeding seeking to compel it to bargain with any labor union; (vii) within the last three (3) years there has not been or, to Seller’s Knowledge, threatened, any labor union organizing activities, labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company; and (ix) no employee or other service provider of the Company has made an unresolved formal or informal complaint that, if true, would constitute a material violation of any Law.

(c) To Seller’s Knowledge, no employee or other service provider of the Company is bound by any agreement with any other Person that is violated or breached by such individual performing the services that he or she is currently performing for the Company. Every employee of the Company and each of its Subsidiaries is employed on an at-will basis and no employee has a Contract with the Company that would interfere with the ability of the Company to discharge any such employee at any time for any reason without any financial consequence.

4.9 Employee Benefit Plans. For purposes of this Section 4.9, the term “Company” shall include any Person organized under the laws of the United States or operating therein that is or would be aggregated with the Company and its Subsidiaries under Section 414(b), (c), (m), or (o) of the Code (an “ERISA Affiliate”).

(a) Section 4.9 of the Seller Disclosure Schedules sets forth a true, correct and complete list of:

(i) Each termination, change in control or severance agreement involving the Company, on the one hand, and any of its respective current or terminated employees or service providers, on the other hand;

(ii) All employee benefit plans, as defined in ERISA Section 3(3);

(iii) All other profit-sharing, bonus, stock option, stock purchase, stock bonus, restricted stock, stock appreciation right, phantom stock, vacation pay, holiday pay, paid time off, tuition reimbursement, scholarship, severance, dependent care assistance, excess benefit, fringe benefit, voluntary benefit, deferred compensation, incentive compensation, salary continuation, supplemental retirement, employee loan or loan guarantee program, split dollar, cafeteria plan, and other benefits or compensation arrangements, plans, programs or policies; and

(iv) Each Multiemployer Plan;

in each case of the foregoing clauses (i) through (iv), sponsored by, participated in, maintained or contributed to by the Company for the benefit of its employees (or former employees) and/or their beneficiaries or under which a Company may incur any liability. All of these types of arrangements (excluding Multiemployer Plans) shall be collectively referred to as “Benefit Plans.”

(b) Seller has made available to Purchaser a true and complete copy of the following documents, to the extent that they are applicable:

(i) Each Benefit Plan and any related funding agreements (e.g., trust agreements or insurance Contracts), including all amendments and any related actuarial reports and the most recent periodic accounting of related plan assets, and related contractual agreements thereunder (e.g., administrative service agreements, registered investment advisor agreements, broker agreements);

(ii) The current summary plan description and all subsequent summaries of material modifications of each Benefit Plan, all communications and notices material to any employee relating to any current or proposed Benefit Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events which would result in any liability to the Company;

(iii) The most recent Internal Revenue Service determination, opinion, advisory or notification letter for each Benefit Plan that is intended to qualify for favorable income Tax treatment under Section 401(a) or 501(c)(9) of the Code, which such letter reflects all amendments that have been made to each such Benefit Plan; and

(iv) All material correspondence to or from any governmental agency relating to any Benefit Plan, including (without limitation) top-hat notices filed with the Department of Labor and filings with the PBGC;

(v) The three (3) most recent plan years discrimination tests for each Benefit Plan;

(vi) Collective bargaining agreements, memorandum of understandings or other such Contracts (including all addendums, amendments and related correspondence thereto), and notices pertaining to the funding status of any Multiemployer Plan; and

(vii) The three (3) most recent Form 5500s (including all applicable Schedules and the opinions of the independent accountants) that were required to be filed on behalf of any Benefit Plan.

(c) All costs of administering and contributions required to be made to each Benefit Plan under the terms of that Benefit Plan, ERISA, the Code, or any other applicable law have been timely made, and are fully deductible in the year for which they were paid. All other amounts that should be accrued to date as liabilities of the Company under or with respect to each Benefit Plan (including administrative expenses and incurred but not reported claims) for the current plan year of the Benefit Plan have been recorded on the Books of the Company.

There will be no liability of the Company (i) with respect to any Benefit Plan that has previously been terminated, or (ii) under any insurance policy or similar arrangement procured in connection with any Benefit Plan in the nature of a retroactive rate adjustment, loss sharing arrangement, or other liability arising wholly or partially out of events occurring before the Closing.

(d) Each Benefit Plan has been operated at all times in accordance with its terms, and complies currently, and has complied in the past, both in form and in operation, with all applicable laws, including ERISA and the Code. The Internal Revenue Service has issued a favorable determination letter with respect to each Benefit Plan that is intended to qualify under Section 401(a) or 501(c)(9) of the Code. No Benefit Plan is maintained by the Company for the benefit of employees or service providers permanently residing outside the United States.

(e) No event has occurred (either before or after the date of the letter) that could reasonably be expected to jeopardize the tax-qualification or tax-exempt status of any such Benefit Plan and no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class exemption issued thereunder), has occurred with respect to any Benefit Plan.

(f) The Company does not maintain any plan that provides (or will provide) medical, death or other benefits to one or more former employees or independent contractors or other service providers (including retirees) following termination of employment or service, other than benefits that are required to be provided under COBRA or any state law continuation coverage or conversion rights. The Company has complied in all material respects with the continuation coverage requirements of COBRA or similar state law.

(g) There are no investigations, proceedings, lawsuits, actions or claims pending or, to Seller’s Knowledge, threatened relating to any Benefit Plan.

(h) The Company does not have any intention or commitment, whether legally binding or not, to create any additional Benefit Plan, or to modify or terminate any existing Benefit Plan so as to increase or accelerate benefits to participants (or beneficiaries) or the cost of maintaining the Benefit Plan. The benefits under all Benefit Plans are as represented, and have not been, and will not be increased subsequent to the date documents were provided to Purchaser except in the ordinary course of business and as required by any such Benefit Plan. No statement, either oral or written, has been made by the Company (or any agent of the Company) to any Person regarding any Benefit Plan that is not in accordance with the Benefit Plan that could have adverse economic consequences to the Company.

(i) None of the Persons performing services for the Company has been improperly classified as being independent contractors, leased employees, or as being exempt from the payment of wages for overtime.

(j) None of the Benefit Plans provide any benefits that (i) become payable or become vested solely as a result of the consummation of the transactions contemplated by this Agreement or (ii) would result in excess parachute payments (within the meaning of Section 280G of the

Code), either (A) solely as a result of the consummation of the transactions contemplated by this Agreement or (B) as a result of the consummation of this transaction and any actions taken by the Company after the Closing Date. Furthermore, the consummation of this transaction will not require the funding (whether formal or informal) of the benefits under any Benefit Plan (e.g., contributions to a “rabbi trust”).

(k) None of the assets of any Benefit Plan that is a “pension plan” within the meaning of Section 3(2) of ERISA are invested in a group annuity contract or other insurance Contract that is subject to any surrender charge, interest rate adjustment, or other similar expense, cost or fee upon its premature termination.

(l) No Benefit Plan has any interest in any annuity Contract or other investment or insurance contract issued by an insurance company that is the subject of bankruptcy, conservatorship, rehabilitation, or similar proceeding.

(m) With respect to each Benefit Plan that is subject to Title IV of ERISA:

(i) No amount is due or owing from the Company to the PBGC, other than a liability for premiums under ERISA Section 4007;

(ii) All premiums have been paid to the PBGC on a timely basis;

(iii) The value, determined on a termination basis using the actuarial assumptions stated in such Benefit Plan, of all accrued and ancillary benefits (whether or not vested) under each such Benefit Plan did not exceed, as of the most recent valuation date, and will not exceed as of the Closing, the then-current fair market value of the assets held under the trust of that Benefit Plan;

(iv) No reportable events (within the meaning of ERISA Section 4043) have occurred;

(v) There is no accumulated funding deficiency (within the meaning of Code Section 412 or ERISA Section 302), whether or not such deficiency has been waived;

(vi) There is no “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA, but excluding from the definition of “current value of assets” accrued but unpaid contributions); and

(vii) The Company and each ERISA Affiliate has made when due any “required installments” within the meaning of Section 430(j) of the Code and Section 303(j) of ERISA, whichever may apply.

(n) The Company has not ever participated in, or contributed to, any Multiemployer Plan.

(o) No Termination Event has occurred or is reasonably expected to occur that, when taken together with all other such Termination Events, could reasonably be expected to result in material liability to the Company.

(p) The Company has previously administered and shall continue to administer all of their “nonqualified deferred compensation plans” (within the meaning of Code Section 409A) and all Benefit Plans (each, a “409A Plan”) to be in full compliance in all material respects, in both form and operation, with the requirements of Code Section 409A and the regulations and guidance promulgated thereunder. No payment made or to be made under a 409A Plan is or will be subject to any taxes or penalties imposed by Code Section 409A. No stock option, stock appreciation rights or other equity based compensation awards issued or to be issued by the Company (each, an “Equity Award”) shall be subject to the requirements of Code Section 409A and the issuance of all Equity Awards shall be supported by a valuation that is entitled to the presumption of reasonableness provided by Treasury Regulation I.409A-l(b)(5)(iv)(b)(2)(i). All existing 409A Plan documents are in full compliance with the requirements of Code Section 409A and do not require any amendments or modifications to achieve compliance with Code Section 409A.

(q) Section 4.9 of the Company Disclosure Schedule sets forth the amount of any payments that are required to be made by the Company at or prior to the Closing or that the Company may be required to make at or following the Closing pursuant to any agreement to which any director or officer of the Company is a party on the date hereof, by reason of the consummation of the transactions contemplated by this Agreement and assuming that such agreement has not been modified, terminated or superseded at the time of the Closing, setting forth the name of the applicable officer or director, and the amount of the payment obligation that would be payable to such officer or director.

4.10 Litigation. As of the date hereof, there is no litigation, claim, action, suit, Proceeding, arbitration, mediation or investigation by a Governmental Authority or other Person pending or, to Seller’s Knowledge, threatened in writing against or relating to the Company or any properties or assets of the Company. As of the date hereof, neither the Company, nor any of its respective properties or assets is or is subject to any Order, writ, judgment, injunction, decree or award that individually or, with respect to related matters, in the aggregate, would, or would reasonably be expected to result in Damages payable to or by the Company or any of its Subsidiaries in an amount, individually or, with respect to related matters, in the aggregate, in excess of $10,000 for any uninsured matter, and in excess of $50,000 for any insured matter.

4.11 Tax Matters.

(a) Tax Returns. The Company has timely filed (or has had timely filed on its behalf) in the manner prescribed by applicable laws all Tax Returns required to be filed by it. All such Tax Returns filed are complete and accurate in all material respects. The Company is currently not the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has not had or maintained a “permanent establishment” other than in the country of its formation.

(b) Payment of Taxes. All Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid in full. All Liabilities for unpaid Taxes of the Company for positions or periods through March 31, 2014 are properly reserved in the

Company’s balance sheet in accordance with GAAP as of such date (rather than in any notes thereto). The Company has not incurred any Liability for unpaid Taxes accruing after March 31, 2014 except for Taxes arising in the ordinary course of business subsequent to March 31, 2014.

(c) Disputes or Claims; Audits. There is no dispute, claim, controversy, audit or pending audit concerning any Tax liability or Tax Return of the Company claimed, conducted or raised by any Governmental Authority, in respect of which the Company has received a written notice from any such Governmental Authority or to which Seller has Knowledge. Section 4.11 of the Seller Disclosure Schedules lists all Income Tax Returns filed with respect to the Company for taxable periods ended on or after January 1, 2011 or with respect to which the statute of limitations remains open, indicates those of such Income Tax Returns that have been audited, and indicates those of such Income Tax Returns that currently are the subject of audit (in each case, to the extent the Company has been delivered a written notice from the applicable Governmental Authority regarding such audit or otherwise has knowledge of such audit). No issue has been raised in writing by any examination conducted by any Governmental Authority of the Company that, by application of the same principles, might result in a proposed deficiency for any other period not so examined. The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension has not lapsed or expired, as applicable.

(d) Liens. There are no Liens for Taxes (other than statutory liens for Taxes not yet due and payable) on any of the assets of the Company.

(e) Affiliated Groups. None of the Company or any predecessor of the Company is and has ever been a member of an affiliated group or any group that has filed an affiliated, combined, consolidated or unitary Tax Return. The Company has no Liability for, or any indemnification or reimbursement obligation with respect to, Taxes of any person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision under foreign, state or local law), (ii) as transferee or successor, (iii) by contract, or (iv) otherwise.

(f) Tax Sharing Agreements. Except for the Company Operating Agreement, the Company is not a party to or bound by any Tax allocation, Tax indemnity, Tax sharing agreement or similar agreement or arrangement with respect to Taxes (“Tax Sharing Agreement”) nor does the Company have any Liability for Taxes to another party under such agreement.

(g) No FIRPTA Withholding. Seller is not a “foreign person” within the meaning of Section 1445 of the Code and Seller will furnish Purchaser with an affidavit that satisfies the requirements of Code Section 1445(b)(2), in form and substance acceptable to Purchaser.

(h) Withholding. The Company has complied with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 3121, 3402 and 3406 of the Code or any comparable provision of any state, local or foreign law) and has, within the time and in the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under applicable Laws (including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws), and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(i) Disclosure. Seller has delivered or made available to Purchaser for inspection (i) complete and correct copies of all Tax Returns of the Company for all Taxable periods for which the applicable statute of limitations has not yet expired, and (ii) complete and correct copies of all Tax rulings (including private letter rulings), revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, advance pricing agreements, pending ruling requests, transfer pricing studies, gain recognition agreements, offers in compromise, valuation studies and any similar documents (including any agreement with any Governmental Authority), submitted by, received by, assessed against or agreed to by or on behalf of the Company. The Company has disclosed on its federal income Tax Returns all positions taken therein that could, if not so disclosed, give rise to any penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Law. No election has been made with respect to Taxes of the Company that have not been disclosed in writing to the Purchaser or included in Tax Returns made available to Purchaser.

(j) Miscellaneous. The Company does not have (i) nexus, or taken any action that could result in it having nexus, for any Tax purpose in any jurisdiction other than the United States (with respect to any such entity formed in any of the United States) or the jurisdiction of its formation (with respect to any such entity formed outside of the United States), or (ii) has been or has owned (whether directly or indirectly) an interest in, a passive foreign investment company within the meaning of Section 1297 of the Code. The Company has complied with all information reporting and record keeping requirements under all applicable law, including retention and maintenance of required records with respect thereto. The Company does not have nor has it ever had any Subsidiaries. The Company has not (nor has had) any interest in any entity that is disregarded as separate from the Company for Tax purposes. The Company is not subject to any joint venture, partnership, or limited liability company or other arrangement or Contract that is or should be treated as a partnership for federal income tax purposes (except such agreements as relate to the Company’s status as a partnership for U.S. federal income Tax purposes). The Company is not a successor to any other Person by way of merger, liquidation, reorganization or similar transaction.

(k) Listed Transactions. The Company has not been a party to or participated in, nor are any of the currently a party to or participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Law.

(l) Tax Classification. The Company is and has been at all time since its inception treated as a “partnership” for U.S. federal income Tax purposes and for the purposes of any applicable local, state or foreign Tax Law and neither the Company, nor any Unitholder nor any Governmental Authority has taken a position inconsistent with such treatment. The Company has not made an election pursuant Treasury Regulations Section 301.7701-3 (or any comparable provision pursuant to state, local or foreign Law) to be treated as an association for Tax purposes and the Company has never been so treated.

(m) In the event that the Closing hereunder and the Syntroleum Closing do not happen on the same date, except as set forth in the Seller Disclosure Schedules, Seller further hereby represents and warrants to Purchaser and Parent as follows:

(i) The Company shall make and file a valid election under Section 754 of the Code on the tax return filed for the period ended on the date of the Syntroleum Closing;

(ii) None of the assets of the Company are section 197 intangibles (as defined in Section 197 of the Code) which were (i) held or used as any time on or after July 25, 1991, and on or before August 10, 1993 by the Company or a related taxpayer (as determined pursuant to Section 197(f)(9)(C) of the Code), or (ii) acquired from a person who held such intangible at any time on or after July 25, 1991, and on or before August 10, 1993. The Company has not granted the right to use any section 197 intangible to any person (or a person related to such person) who held or used the intangible on or after July 25, 1991, and on or before August 10, 1993; and

(iii) None of the assets of the Company constitute contributed property subject to Section 704(c) or Section 737 of the Code.

4.12 Compliance with Laws and Permits.

(a) The Company is, and has been since January 1, 2012, in compliance with all applicable Laws, except for failures to comply that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. The Company has timely and accurately filed all reports, returns, data, and other information required by federal, state, municipal or other governmental authorities which control, directly or indirectly, any of the Company’s activities to be filed with any commissions, board, bureaus and agencies and has paid all sums heretofore due with respect to such reports or returns, except where the failure to file such information would not be material to the Company. The Company has not been in the past five (5) years subject to any material audit, investigation or Order by any Governmental Authority.

(b) To Seller’s Knowledge, neither the Company nor any directors, officers, agents or employees of the Company has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other payment prohibited by applicable Law.

(c) The Company has all material permits, licenses, authorizations, consents, certificates, approvals, permissions, notifications, waivers, orders, exemptions and franchises from Governmental Authorities required to own, lease and operate its properties and conduct its businesses (“Permits”), other than Permits the failure to possess is not reasonably likely to have a Material Adverse Effect. The Permits held by the Company are listed in Section 4.12 of the Seller Disclosure Schedules. Such Permits are in full force and effect, and all applications, notices or other documents have been timely filed as required to effect timely renewal, issuance or reissuance of such Permits. There has occurred no material violation of, suspension, reconsideration, imposition of penalties or fines or default (with or without notice or lapse of time or both) under, or event giving rise to any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any such Permit that is currently in effect, in each case to the extent uncured or otherwise unresolved, other than an expiration of a Permit in the ordinary course of business.

4.13 Environmental Matters.

(a) The Company has complied, and is in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Governmental Approvals required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Authorities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law other than such failure to comply which is not reasonably likely to have a Material Adverse Effect. No action or proceeding is pending or, to Seller’s Knowledge, threatened to revoke, modify or terminate any such Governmental Approval, which is necessary and material to operation of the Company’s renewable diesel production business, and to Seller’s Knowledge, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and related Governmental Approvals or require material capital expenditures to achieve or maintain such continued compliance with Environmental Laws and related Governmental Approvals.

(b) There are no Environmental Claims or Proceedings pending or, to Seller’s Knowledge, threatened, of any nature seeking to impose, or that would reasonably be expected to result in the imposition of, any Liability on the Company or obligation on the Company arising under common Law, under any lease or sublease, or under any Environmental Laws. The Company is not, or has not been, subject to any agreement, Order, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing.

(c) Seller has made available to Purchaser all studies, assessments, reports, data, results of investigations or audits, analyses and test results in the possession, custody or control of the Company relating to (i) compliance with Environmental Laws on, under or about any of the properties or assets owned, leased, operated or used by the Company or any predecessor in interest thereto at the present time or in the past and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored or Released by any Person on, under, about or from, any of the properties, assets and businesses of the Company.

(d) To Seller’s Knowledge, the Company is not required by virtue of the Membership Purchase, or as a condition to the effectiveness of the Membership Purchase, (i) to perform a site assessment for Hazardous Materials on, under or about any of the properties or assets owned, leased, operated or used by the Company or any predecessor in interest thereto at the present time or in the past, or (ii) to remove or remediate any Hazardous Materials on, under or about any of the properties or assets owned, leased, operated or used by the Company or any predecessor in interest thereto at the present time or in the past, except as is not reasonably likely to have a Material Adverse Effect.

(e) The consummation of the Membership Purchase would not cause the revocation, modification, or cancellation of any permit applicable under Environmental Laws relating to the Company and no authorization, consent, approval, registration, listing, license, exemption of or filing with any Governmental Authority under any applicable Law is required in connection with the consummation of the Membership Purchase.

(f) To Seller’s Knowledge, there is not located on, under or about any of the properties or assets owned, leased, operated or used by any of the Company or any predecessor in interest thereto at the present time or in the past any (i) underground storage tank, (ii) landfill, (iii) surface impoundment, (iv) asbestos-containing material or (v) equipment containing polychlorinated biphenyls.

4.14 Proprietary Rights.

(a) Section 4.14(a) of the Seller Disclosure Schedules sets forth a complete and correct list of all of the material Proprietary Rights owned by the Company. The Company has not granted any licenses related to any such Proprietary Rights or entered into any contract or arrangement limiting its ability to exploit such Proprietary Rights.

(b) In regards to those elements of Company’s business that are not related to (i) the design, construction and operation of the Geismar Facility, or (ii) the production and sale of DF Products, to the Knowledge of Seller the Company owns, or is licensed to use, all Proprietary Rights necessary for the conduct of its business as conducted prior to Closing, except for any Proprietary Rights as to which the failure to own or license would not reasonably be expected to cause a Material Adverse Effect.

(c) To Seller’s Knowledge: (i) the Company has not infringed, misappropriated or violated in any material respect any proprietary rights of any third party, except where such infringement, misappropriation or violation is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and (ii) no third party infringes, misappropriates or violates any Proprietary Rights owned or exclusively licensed by or to the Company, except where such infringement, misappropriation or violation is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(d) To Seller’s Knowledge, the material third party software licenses to which the Company is a licensee are fully-paid up and are sufficient to conduct the Company’s business as presently being conducted. The Company is not presently using, and has not in the past used, any unlicensed copies of any third-party software in the operation of its business except public domain software, nor has the Company failed to properly license and pay for any software used in the operation of its business except where such infringement, misappropriation or violation is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(e) Except for the Permitted Liens, the Company’s Proprietary Rights are not subject to any Liens and are not subject to any restrictions or limitations regarding use or disclosure, other than as set forth in Section 4.14 of the Seller Disclosure Schedules.

(f) Notwithstanding anything to the contrary set forth in this Section 4.14, Seller makes no representations or warranties with respect to the Syntroleum Proprietary Rights including, without limitation, (i) the design of the Geismar Facility under the Syntroleum Process Design Package, and (ii) the Bio-Synfining Process utilized by the Geismar Facility to produce DF Products.

4.15 Title to Assets; Real Property.

(a) The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, the properties and assets it purports to own or lease, including the Geismar Facility, free and clear of any Liens, except for Permitted Liens (the “Company Assets”). The Company does not own any real property.

(b) The Company’s assets are, as of the date hereof, and will be, on the Closing Date, all of the assets used in the conduct of the Company’s business as of the Closing Date except for any assets disposed of in the normal course of business. Seller has provided the Purchaser with all material reports Seller has commissioned and received from third party experts in regards to the Geismar Facility since the start-up date of the Geismar Facility. The Seller has made available to the Purchaser all material records of the Company regarding the Geismar Facility, to the extent the same are in Seller’s possession or available to Seller. Notwithstanding the above, Parent and Purchaser acknowledge that other potential purchasers have considered the potential acquisition of the Geismar Facility and Seller (i) cannot disclose any information received under the terms of a confidentiality agreement with the potential purchaser Tyson had discussions with regarding the Geismar Facility, and (ii) makes no representations and warranties in regards to information received from other potential purchasers.

(c) The Company enjoys peaceful and undisturbed possession under all leases of real property to which the Company is a party. Section 4.15(c) of the Seller Disclosure Schedules sets forth a complete and accurate list of all such leases. To Seller’s Knowledge, all such leases are valid obligations of the respective lessors. No material default by the Company exists under any of them, nor to Seller’s Knowledge is there any set of facts by which giving of notice or lapse of time would constitute a material default by the Company under any such lease.

(d) To Seller’s Knowledge, the Company’s operations on any owned or leased real property, including improvements thereon, do not violate in any material respect any applicable building code zoning requirement, or classification, and such non-violation is not dependent, in any instance, on so-called non-conforming use exceptions.

(e) There does not exist any actual or, to Seller’s Knowledge, threatened or contemplated condemnation or eminent domain proceedings that affect any of the Company’s leased real property or any part thereof, and the Company has not received any notice, oral or written, of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(f) The Company does not own, hold, is not obligated under, or is not a party to, any option, right of first refusal or other contractual right to purchase or acquire any real property or any portion thereof or interest therein.

4.16 Inventory and Equipment; Accounts Receivable. The Company keeps accurate, correct and complete records itemizing and describing the type, quality, and quantity of its inventory and equipment and the book value thereof. All of the equipment is used or held for use in the Company’s business. The inventories of the Company are, except as adequately reserved for on the Financial Statements made available to Purchaser, in good and marketable condition, not obsolete, slow moving or defective, and with respect to such inventories as of the Closing, useable or saleable in the ordinary course of business. All accounts receivable of the Company have arisen from bona fide transactions by the Company in the ordinary course of its business. All accounts and notes receivable reflected in the Financial Statements are (i) valid, genuine and existing, (ii) subject to no defenses, setoffs or counterclaims, and (iii) collectible in the ordinary course of business, net of applicable reserves as disclosed in the Financial Statements. No customer of the Company with an account balance is involved in voluntary or involuntary bankruptcy proceedings or has notified the Company in writing that such customer will not pay its account.

4.17 Contracts.

(a) Except as set forth on Section 4.17 of the Seller Disclosure Schedules (which Section may include cross-references to other sections of the Seller Disclosure Schedules where such Contracts are listed), the Company is not a party to or bound by:

(i) any agreement that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act),

(ii) any agreement that restrains, limits or impedes the ability of the Company to compete or engage in any line of business, including agreements that (A) impose geographic, product manufacturing or sale limitations, (B) provide for exclusivity by the Company with respect to any products or services sold or purchased by the Company, (C) extend “most favored nation” or similar pricing to any Person, or (D) provide for the non-solicitation of any Person,

(iii) any agreement that requires, or would reasonably be expected to result in, any payment by the Company in excess of $100,000 in any year or which requires, or would reasonably be expected to result in, any payment to the Company in excess of $100,000 in any year;

(iv) any agreement under which the Company is indebted for borrowed money (or may become so indebted) or any guaranty by the Company of Indebtedness for borrowed money;

(v) any agreement relating to the acquisition or disposition of any Person or business (whether by merger, sale of stock, sale of assets, or otherwise) entered into in the thirty-six (36) months before the date hereof;

(vi) any employment or consulting agreement, Contract or commitment with any officer, Management Committee Member, or consultant of the Company;

(vii) any agreement of indemnification or any guaranty of a material obligation by the Company other than any agreement entered into in connection with the sale or license by or to the Company of products or services in the ordinary course of business;

(viii) any material agreement containing any “change in control” or similar provisions with respect to the Company;

(ix) any material agreement with any Governmental Authority;

(x) any agreement with any member of the Company;

(xi) any material agreement to license any third party to use, manufacture or reproduce any Company product, service or Proprietary Right or any material agreement to sell, distribute or market any Company product, service or Proprietary Right;

(xii) any partnership, joint venture or joint marketing, or development agreement;

(xiii) any settlement agreement which materially affects the conduct of the Company’s business;

(xiv) any financial hedges, futures contracts, options contracts or similar derivative contracts;

(xv) any other agreement that is material to the Company; or

(xvi) any agreement that by its terms would prohibit or materially delay the consummation of the Membership Purchase or any of the other Contemplated Transactions.

(b) Each agreement of the type described above in Section 4.17(a), whether or not set forth in Section 4.17(a) of the Seller Disclosure Schedules, is referred to herein as a “Company Contract”. All of the Company Contracts are valid and binding on the Company and, to Seller’s Knowledge, each other party thereto, and in full force and effect. The Company has not and to Seller’s Knowledge, none of the other parties thereto have, violated in any material respect any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a material default under the provisions of any Company Contract. The Company has not received written notice of any of the foregoing.

4.18 Indebtedness. Set forth on Section 4.18 of the Seller Disclosure Schedules is a description of all the Indebtedness of the Company outstanding on the date hereof.

ARTICLE V

CONDUCT PRIOR TO CLOSING

5.1 Conduct of the Business of the Company. Except as otherwise expressly permitted by this Agreement, as may be required by applicable law or as may be consented to in writing by Purchaser, from the date of this Agreement to the Syntroleum Closing Date or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1 (the “Interim Period”), Seller shall (i) vote, and cause its representatives on the management committee of the

Company to vote, to cause the Company to maintain the Geismar Facility in stand-by mode consistent with past practice, (ii) provide 50% of the funding therefor, and (iii) use commercially reasonable efforts to preserve intact the Company’s current business organization and preserve the Company’s relationships with customers, suppliers, licensors, licensees, and others having business dealings with the Company. Without limiting the generality of the foregoing, and except for matters (i) set forth in the Seller Disclosure Schedules, or (ii) expressly contemplated or permitted by this Agreement, without the prior written consent of Purchaser, Seller shall not:

(a) approve or propose any amendments to the Company Governing Documents;

(b) transfer ownership of, or any interest in Seller’s Interest, permit any Encumbrance on Seller’s Interest, or permit the Company to issue, deliver, sell, pledge, transfer, dispose of or Encumber any membership, equity or voting interests of the Company or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such membership, equity or voting interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive membership, equity, voting interests or other rights that are linked to the value of the membership interests of the Company or the value of the Company or any part thereof;

(c) permit the Company to acquire or redeem, directly or indirectly, or amend the terms of, any membership or equity interests of the Company;

(d) permit the Company to (i) adjust, split, combine, recapitalize or reclassify its membership interests, or (ii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property or any combination thereof) on any of its membership interests;

(e) permit the Company to raise any capital whether by issuance of debt, equity or otherwise, other than capital requests necessary to maintain the Geismar Facility in stand-by mode in accordance with the past practice of the members of the Company;

(f) permit the Company to make any change to any of the accounting methods, principles or practices used by the Company, except as required by any applicable Requirement of Law or GAAP;

(g) permit the Company to (i) enter into any agreement (including any closing agreement) with any Tax Authority in respect of Taxes, (ii) amend any income or other material Tax Return; (iii) file any Income or other material Tax Return unless such Tax Return is filed in the ordinary course of business and a copy of such Tax Return has been submitted to Purchaser for review a reasonable period of time prior to filing; or (iv) engage in any of the following to the extent that such action would reasonably be expected to increase any Tax Liability or reduce any Tax attribute of Purchaser or the Company for any Post-Closing Tax Period (and regardless of impact, in all events Seller shall inform Purchaser to the extent that it takes any of the following actions): (A) make or change or rescind any Tax election; (B) adopt or change any Tax accounting method; (C) settle or compromise any Tax Liability or any Tax claim or assessment, (D) request a Tax ruling or (E) enter into a Tax Sharing Agreement;

(h) with respect to any officer, employee or Management Committee Member of the Company, or as required by the terms of any existing agreement between the Company and such officer, director or employee, or any Benefit Plan as in effect on the date hereof, permit the Company to (i) grant any loan or increase in compensation (including incentive compensation), benefits or perquisites, (ii) grant any increase in severance or termination pay or termination benefits, (iii) enter into any employment, loan, retention, consulting, indemnification, or similar agreement, (iv) enter into any change of control, severance, termination or similar agreement, (v) amend, waive or otherwise modify in any material respect any of the terms of any employee equity incentive award or equity incentive plan of the Company, or (vi) establish or amend any Benefit Plan or trust agreement or other operative document relating to any Benefit Plan except as may be required by Law;

(i) permit the Company to enter into any new line of business outside of its existing business or enter into any agreement or arrangement that limits or otherwise restricts the Company or any successor thereto from engaging or competing in any line of business or in any geographic area;

(j) permit the Company to (i) commence any Proceeding, or (ii) compromise, settle or agree to settle any Proceeding;

(k) except for Permitted Liens or in the ordinary course of business, permit the Company to sell, pledge, dispose of, transfer, lease, license or encumber, or authorize the sale, pledge, disposition, transfer, lease, license or Encumbrance of, any assets of the Company;

(l) permit the Company to incur or modify any Indebtedness or authorize or make any capital expenditures;

(m) permit the Company to (i) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company other than a liquidation as contemplated by this Agreement, or (ii) acquire (by merger, amalgamation, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material equity interest therein;

(n) take any action contemplated by Article IX of the Company Operating Agreement (except as contemplated by this Agreement) or make any new capital expenditures or make any election under Schedule G to the Company Operating Agreement;

(o) permit the Company to amend, modify, extend, renew or terminate, other than in accordance with its terms in effect as of the date hereof, any existing real property lease, or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property, other than leases entered into in the ordinary course of business on terms materially consistent with past practice and current plans previously disclosed to Purchaser in writing;

(p) permit the Company to write up, write down, or write off the book value of any assets, other than in the ordinary course of business consistent with past practice or as required by GAAP;

(q) permit the Company to enter into any Contract, or materially modify, amend, terminate or cancel any existing Contract with obligations or benefits in excess of $25,000 either individually or in the aggregate, or for terms in excess of four months, except with the prior written consent of Purchaser, not to be unreasonably withheld or delayed;

(r) take any action or permit the Company to enter into any transaction or take any other action that would reasonably be expected to prevent or materially delay the completion of the Membership Purchase or result in any of the conditions set forth in Article VII not being satisfied;

(s) permit the Company to enter into, materially amend or materially modify any Contract with any members, Affiliates, officers or Management Committee Member of the Company;

(t) permit the Company to amend, agree to amend, or allow to expire without renewal any of the Company’s Permits;

(u) permit the Company to transfer or license to any Person any of the Company’s Proprietary Rights;

(v) permit the Company to make of record any statement regarding any Proprietary Right in any judicial or administrative proceedings, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed), except to the extent necessary to avoid immediate loss of rights;

(w) permit the Company to petition any Governmental Authority for any grant, loan, loan guarantee, or award on behalf of the Company in excess of $25,000;

(x) permit the Company to submit any document to the United States Patent Office or any foreign Patent Office without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), except to the extent necessary to avoid immediate loss of rights; or

(y) permit the Company to authorize, commit or agree to take, or permit the Company to, or authorize, commit or agree to take, any of the foregoing actions.

5.2 Letter of Credit. Until the earlier of the Syntroleum Closing Date or the date of termination of this Agreement in accordance with Article VIII, Seller agrees that it (a) shall maintain the Letter of Credit in accordance with its obligations under the 2008 Warrant Agreement (so long as such 2008 Warrant Agreement remains in effect), (b) shall provide Purchaser with a copy of any material notice given or received under the Application Agreement, and (c) shall not agree to amend or modify the Application Agreement (except for conforming changes to the Application Agreement necessary in connection with an underlying amendment or modification to the Credit Agreement (as defined in the Application Agreement) that is not directly related to the Application Agreement) or the Authorization Letter (as defined in the Application Agreement).

5.3 No Solicitation.

(a) Until the earlier of the Closing or the date of termination of this Agreement in accordance with Article VIII, Seller agrees that it shall not, and shall cause its Affiliates, Subsidiaries, or Representatives not to, directly or indirectly, take any of the following actions with any party other than Parent or Purchaser: (i) solicit, initiate, facilitate, discuss, negotiate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or acquisition of any of the membership interests or any assets or properties of the Company (an “Acquisition Transaction”); or (ii) negotiate, explore or otherwise engage in discussions with any third party with respect to any Acquisition Transaction; or (iii) enter into any Contract, arrangement or understanding with respect to an Acquisition Transaction or requiring Seller to abandon, terminate or fail to consummate the Contemplated Transactions.

(b) If the Company, Seller or any of their respective Representatives receives prior to the earlier of the Closing and the termination of this Agreement any offer (written or oral), letter of intent or other proposal, as applicable, relating to an Acquisition Transaction or any request for non-public information relating to the Company in connection with an Acquisition Transaction or for access to the properties, books or records of the Company by any Person that informs the Company or Seller that it is considering making, or has made, a proposal relating to an Acquisition Transaction, the Seller shall promptly notify the Purchaser orally and in writing, and shall provide to Purchaser the terms of such offer or proposal, as the case may be.

(c) Seller shall immediately cease and cause to be terminated any existing discussions with any Person other than Parent and Purchaser that relate to any Acquisition Transaction, and Seller’s appointees to the management committee of the Company will not approve any such discussions by the Company.

5.4 Access to Books and Records; Financial Information. During the Pre-Closing Period, Seller shall, and shall cause the Company and its Representatives to: (i) provide Purchaser and its Representatives with reasonable access (during normal business hours after reasonable notice) to the Company’s and Seller’s Representatives, personnel, properties, plants and other facilities, assets and to all existing books, records, Tax Returns, work papers and other documents and information (insofar as Seller is concerned, only to the extent related to the Company); and (ii) provide Purchaser and its Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information, and such additional financial, operating and other data and information regarding the Company, as Purchaser may reasonably request, though, in all cases, only to the extent that such information is in Seller’s possession or reasonably obtainable by Seller. All documents and information obtained pursuant to this Section 5.4 shall be kept confidential in accordance with the Confidentiality Agreement, dated as of January 20, 2014, as amended, between Parent and Seller.

5.5 Notification.

(a) During the Pre-Closing Period, Seller, Purchaser and Parent (but with respect to itself only) shall promptly notify the other in writing of:

(i) the discovery by the notifying party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or Breach of any representation or warranty made by such party in this Agreement;

(ii) the discovery by the notifying party of any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or Breach of any representation or warranty made by the notifying party in this Agreement if (i) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (ii) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

(iii) any Breach of any covenant or obligation of the notifying party under this Agreement; and

(iv) any event, condition, fact or circumstance of which the notifying party has Knowledge that would make the timely satisfaction of any condition to Closing set forth in Article VII that the notifying party is required to satisfy impossible or unlikely.

(b) Seller shall notify Purchaser of any matter to be voted upon by the management committee or members of the Company and, prior to any vote by representatives of Seller appointed to the management committee of the Company or any vote by Seller as a member of the Company on any matter, Seller shall consult with and consider in good faith the views of Purchaser with respect thereto.

ARTICLE VI

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Additional Agreements. Each party shall use its commercially reasonable efforts (a) to cause the conditions set forth in Article VII to be satisfied as soon as practicable after the date hereof, and (b) to otherwise take, or cause to be taken, all actions reasonably necessary to consummate the Contemplated Transactions as soon as practicable after the date hereof. Without limiting the generality of the foregoing, (x) Purchaser and Parent shall use their commercially reasonable efforts to obtain the financing described in Section 7.2(f) and to cause the Closing to occur simultaneous with or as promptly as practicable after the closing under the Syntroleum Purchase Agreement and (y) each party shall use its commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Contemplated Transactions. Each party shall promptly deliver to the others a copy of each filing made, each notice given and each consent obtained by such party in connection with the Contemplated Transactions during the Pre-Closing Period. The Seller shall use its commercially reasonable efforts to (i) obtain the consents required to be obtained in connection with the Contemplated Transactions from any third parties pursuant to any Contracts to which the Company or Seller is a party or by which the Company or Seller is bound in any respect, and (ii) deliver all notices required to be sent under any such Contracts in connection with the Contemplated Transactions to the counterparties thereto.

6.2 Regulatory Approvals. Each party shall use its commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any information requested by any such Governmental Authority. Each of the parties hereto will furnish to the other party hereto such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions to any Governmental Authority. Purchaser and Seller each agree (i) to file any Notification and Report Forms and related material that may be required to be filed with the Federal Trade Commission and the United States Department of Justice under the HSR Act as promptly as practicable after the date hereof, (ii) to use its commercially reasonable efforts to obtain an early termination of the applicable waiting periods, and (iii) to make any further filings pursuant thereto that may be necessary, proper, or advisable. For purposes of this Section 6.2, the “commercially reasonable efforts” of Purchaser and Seller shall include opposing any motion or action for a temporary, preliminary or permanent injunction against or other prohibition of the Closing; provided, however, that neither the foregoing nor anything else in this Agreement shall require Purchaser to take any action or agree to take or not to take any action if the taking of any such action or the agreement to take or not to take any such action would reasonably be expected to have a material negative effect on the benefits reasonably expected to be derived by Purchaser from the Contemplated Transactions, including any action that would (x) involve a change in or restriction on the business, products, assets or operations of the Company, Purchaser or any Affiliate of Purchaser or (y) involve the disposition (whether by way of sale, lease, license or otherwise), before or after the Closing, of all or any portion of the business, products or assets of the Company, Parent or any Affiliate of Purchaser. Purchaser agrees to pay all fees in connection with filings pursuant to the HSR Act.

6.3 Public Announcements. The initial press release concerning this Agreement shall be a joint press release of Parent and Seller. Thereafter and during the period prior to the Closing Date, except as otherwise mutually agreed by Purchaser and Seller (which agreement shall not be unreasonably withheld or delayed by any such party), no party shall at any time after the date hereof issue any press release or make any other public disclosure or announcement or otherwise make any disclosure to any third Person (other than as required by applicable law or by any obligations pursuant to a listing agreement with a national securities exchange and other than to applicable Governmental Authorities pursuant to Section 6.2) regarding the Contemplated Transactions or the terms and provisions hereof.

6.4 Litigation. Notwithstanding anything to the contrary set forth herein, Seller shall promptly notify Purchaser if it receives notice of any Proceeding instituted or threatened against (a) the Company, or any of its Representatives, directors, officers or Affiliates, before any Governmental Authority, whether relating to this Agreement, the Contemplated Transactions or any other matter or claim or (b) Seller and relating to this Agreement or the Contemplated Transactions. Until the earlier of the termination of this Agreement in accordance with its terms or the Closing, Seller shall give Purchaser the opportunity to participate in the defense and settlement of any such Proceeding against the Company and Seller shall not settle on behalf of the Company any such Proceeding without Purchaser’s prior written consent (such consent not to be unreasonably withheld).

6.5 Voting.

(a) Seller represents that it beneficially owns 800,000 shares of common stock of Syntroleum (the “Syntroleum Shares”) and that it has good and valid title to such Syntroleum Shares, free and clear of any Encumbrances other than pursuant to this Agreement.

(b) Seller hereby irrevocably and unconditionally agrees that prior to the earlier of (x) the Syntroleum Closing and (y) the termination of this Agreement, it shall not (i) transfer any of its Syntroleum Shares, beneficial ownership thereof or any other interest therein; (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, Seller’s representations, warranties, covenants and obligations under this Section 6.5; or (iii) take any action that could restrict or otherwise affect Seller’s legal power, authority and right to comply with and perform its covenants and obligations under this Section 6.5.

(c) Seller hereby irrevocably and unconditionally agrees that during the term of this Agreement, at any meeting of stockholders of Syntroleum called to vote upon the Syntroleum Purchase Agreement or the transactions contemplated thereby, and at any adjournment or postponement thereof (the “Syntroleum Stockholders’ Meeting”), Seller shall, in each case to the fullest extent that the Syntroleum Shares are entitled to vote thereon:

(i) appear at each such meeting or otherwise cause the Syntroleum Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Syntroleum Shares (A) in favor of the approval of the Syntroleum Purchase Agreement and the transactions contemplated thereby, (B) as to the five other matters specifically identified in the notice of meeting accompanying the Syntroleum Proxy Statement and presented for vote at the Syntroleum Stockholders’ Meeting (but not any other matter that may be brought before the Syntroleum Stockholders’ meeting pursuant to Item 7 of such notice of meeting), in accordance with the recommendation of the Syntroleum board of directors as set forth in the Syntroleum Proxy Statement, and (C) otherwise in favor of any action reasonably requested by Purchaser in furtherance of the foregoing, including, without limiting the foregoing obligation, in favor of any proposal to adjourn or postpone the Syntroleum Stockholders’ Meeting to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters.

6.6 Certain Tax Matters.

(a) Seller shall prepare or caused to be prepared, at Seller’s cost, (i) all Income Tax Returns of the Company for all Tax periods ending on or prior to the Closing Date (“Seller Income Tax Returns”) (including Tax Returns required to be filed after the Closing Date) and (ii) all other Tax Returns of the Company due (taking into account extensions) during the month that the Closing occurs (“Seller Other Tax Returns” and together with the Seller Income Tax Returns, the “Seller Tax Returns”)), and during the month immediately following the month in which the Closing occurs, and such Tax Returns shall be true, complete and correct and prepared in all material respects in accordance with applicable Law. Such Tax Returns shall be prepared (i) in a manner consistent with comparable Tax Returns (including amended Tax Returns) of the Company filed for the most recent prior fiscal period for which such Tax Returns were filed unless otherwise required by Law or except for any positions that do not satisfy the “more likely than not” standard (it being understood that all positions in such Tax Returns shall satisfy such standard). Such Tax Returns shall be delivered to Purchaser, and Seller will make available to Purchaser copies of any workpapers relating to such Tax Returns and other information and documentation necessary for Purchaser to review and understand such Tax Returns, not less than thirty (30) days prior to their required filing date, and Seller shall not file any such Tax Returns. Prior to the filing of any such Tax Returns, Seller shall, and shall cause its Affiliates and its and their officers, employees, agents and representatives to, provide to Purchaser all additional information, records, documents and assistance reasonably requested by Purchaser to assist Purchaser in such review and understanding. Purchaser shall notify Seller of any objection to any items set forth on such draft Seller Tax Returns and Seller shall make any changes to such Seller Tax Returns reasonably requested by Purchaser, it being understood that all reporting positions on such Seller Tax Returns should satisfy at least a “more likely than not” standard as defined in Treas. Reg. Section 1.6662-4(d)2 (it being understood that such standard shall be applied whether or not the underlying Seller Tax Return is an Income Tax Return). Purchaser and Seller shall attempt in good faith to resolve before the due date for filing any disagreements as to the proper method for reporting any items on the Seller Tax Returns. Any such disputes between Purchaser and Seller that cannot be resolved by Purchaser and Seller within fifteen (15) days after receipt by Seller of the notice referred to above shall be referred thereafter for decision at the insistence of either Purchaser or Seller to a Referee (who shall either be independent nationally recognized tax counsel or an independent nationally recognized accounting firm) the cost of which will be split equally between Seller and Purchaser. The parties shall furnish to the Referee such information and documents as the Referee may reasonably request in order for the Referee to resolve such dispute. The Referee shall only consider those items in the Seller Tax Returns that Purchaser and Sellers are unable to resolve or are reasonably dependent upon or affected by the unresolved items. The Referee shall reach a conclusion as to whether Seller’s proposed position meets the “more likely than not” standard and shall deliver a written notice of the Referee’s conclusion to Purchaser and Seller within thirty (30) days after such matter is referred to the Referee. The Referee’s conclusion shall be final and binding on and shall not be appealable by the parties hereto absent manifest error such that if Seller’s position meets the “more likely than not” standard the Seller Tax Returns will be filed based upon that position and if it does not meet that standard then they will not be filed in that manner. To the extent practical, Seller or the Company shall delay the filing of a disputed Seller Tax Return pending the conclusion of the Referee, provided that in no event will Seller or the Company be required to delay filing any such Seller Tax Return past the date that is five (5) days before the final due date for such Seller Tax Return. If the Referee has reached a conclusion prior to the time that a Seller Tax Return must be filed then (i) in the case of a Seller Income Tax Return, the filing position shall reflect Seller’s position and (ii) in the case of a Seller Other Tax Return, the filing position shall reflect Purchaser’s position. If the Referee reaches a conclusion that the position taken on a Seller Tax Return filed pursuant to the immediately preceding sentence does not meet the “more likely than not” standard, then the party whose position is upheld by the Referee may, in its absolute discretion, require an amended Tax Return be filed to reflect such prevailing party’s position.

(b) The Company shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for any period ending on or prior to the Closing Date (except to the extent such Tax Returns are prepared by the Seller pursuant to Section 6.6(a)). Such Tax Returns shall be subject to Seller’s right to review any such Tax Returns within not less than thirty (30) days prior to their required filing date (including applicable extensions) and Purchaser shall not unreasonably refuse to reflect any timely comments of the Representative with respect to such Tax Returns. Seller shall timely remit (or cause to be timely remitted) to the Company (i) with respect to Tax Returns for any period ending on or prior to the Closing, any Taxes shown due on such Tax Returns; and (ii) with respect to any Tax Returns for any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date (as determined pursuant to Section 6.6(c)), all in accordance with Seller’s membership interest in the Company during the relevant period covered by such Tax Returns (it being understood that Seller’s membership interest during such period is generally fifty percent (50%).

(c) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be (i) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period and (ii) in the case of Taxes not described in clause (i) (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment or property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(d) Notwithstanding anything in Article IX to the contrary, following the Closing, Purchaser shall control all Proceedings (including any audits or administrative or judicial proceedings) relating to Taxes of the Company, except as otherwise provided in this Section 6.6(d). In the case of an audit or administrative or judicial proceeding that relates to the federal and state partnership income tax returns of the Company for periods ending on or prior to the Closing Date, Seller shall have the right, at the expense of the Seller, to control the conduct of such Proceeding, and Purchaser shall have the right, at its expense, to participate in such Proceeding. If the Seller chooses not to control such Proceeding, the Purchaser shall have the right, at the expense of Seller (which expenses shall be reasonable), to control such Proceeding. The party controlling a Proceeding for a Pre-Closing Tax Period that could reasonably give rise to an indemnification obligation pursuant to Article IX shall in any event keep the other party informed of the progress of such Proceeding, shall promptly provide the other party with copies of all material documents (including material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such Proceeding and shall not settle such Proceeding without the other party’s advance written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) After the Closing Date, to the extent reasonable, Purchaser and Seller shall (and shall cause their respective Affiliates to) (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.6 (a) and (b), (ii) cooperate fully in preparing for and conducting any audits of, or disputes with Taxing Authorities regarding, any Tax Returns of the Company, and (iii) make available to the other party and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Company for any Pre-Closing Tax Period or any Straddle Period. In addition, Seller shall (and shall cause its Affiliates to) cooperate with Purchaser in connection with preparing any document required for financial accounting purposes or in connection with any regulatory requirement to the extent it involves any Tax matter of the Company or its Affiliates for or related to any Pre-Closing Period (including any Taxes related to any transaction or operation occurring during such period). In furtherance of any of the foregoing, Purchaser and Seller shall retain (and shall cause their Affiliates to retain) copies of all Tax Returns and related papers for all taxable periods that include the Closing Date and all prior taxable periods until the later of (a) the expiration of the statute of limitations to which such Tax Returns relate or (b) six (6) years following the due date (without extension) for such Tax Returns and cooperate in the preparation of any Tax Returns required to be filed by or with respect to the Company, including making available all information, records and documents reasonably requested for purposes of preparing Tax Returns, financial accounting records, or any document required to be prepared in connection with any regulatory requirement. Seller and Purchaser shall provide timely notice to each other in writing of any pending or threatened Tax audits, assessments or Actions with respect to the Company for any Taxable period for which the other party may have Liability under this Agreement.

(f) On or prior to the Closing but in no event later than the date such information is reasonably required by the Purchaser, Seller shall provide Purchaser with a schedule setting forth a list describing all Tax Returns of the Company or reflecting operations of the Company to the extent that such Tax Return is required to be filed (A) for any Tax period ending before the Closing Date (if such Tax Return has not been filed by the Closing Date); (B) for any Tax period ending on the Closing Date; and (C) for any Straddle Period. Such schedule shall include the due date of such Tax Return (including whether any relevant extension has been files) and the party responsible for filing such Tax Return. Within a reasonable time following the Closing but in no event later than the earlier of (i) the date such information is reasonably required by the Purchaser and (ii) 60 days after the Closing Date, Seller shall provide Purchaser with a description of any tax holidays or incentives that are or have been available to the Company. Seller shall also provide the Purchaser (and after the Closing, the Company) with material and relevant information, as and to the extent reasonably requested by the Purchaser and the Company, in connection with compliance with FIN 48 for periods subsequent to Closing.

(g) If the Closing and Syntroleum Closing occur on the same day, the parties acknowledge that the purchase and sale of the Interest shall be treated for U.S. federal income Tax purposes according to the principles illustrated in Situation 2 of Rev. Rul. 99-6, 1999-1 C.B. 432 to the extent allowed by Law. Pursuant to such treatment, the partnership will terminate for federal and state income Tax purposes on the Closing Date and Seller shall file a final partnership return for federal and state income Taxes for the taxable year ending on the Closing Date.

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(h) Purchaser shall allocate the applicable portions of the Closing Purchase Price paid to Seller plus the value of any Indebtedness assumed or paid by Purchaser, including, without limitation, the Tyson Note, plus any other relevant items among the assets of the Company, consistent with the principles of Situation 2 of Rev. Rul. 99-6, 1999-1 C.B. 432 (or such other relevant federal income tax principles as may be applicable, such as Situation 1 of Rev. Rul. 99-6 in the event that the Syntroleum Closing occurs prior to the day of the Closing). Purchaser shall prepare a draft schedule documenting such allocation and shall provide such draft schedule to Seller no more than sixty (60) days after Closing. Seller shall be entitled to review and comment on such schedule for ten (10) Business Days, and Seller and Purchaser shall negotiate in good faith with respect to any disagreement on the allocation set forth on such schedule. Neither Purchaser nor Seller shall take any position (whether in audits, Tax Returns or otherwise for Tax purposes) that is inconsistent with such finally agreed upon allocation, unless otherwise required by Law.

(i) The parties shall treat any indemnity payments made pursuant to Article IX as adjustments to the Purchase Price for Tax purposes unless applicable Tax Law causes such payment not to be so treated.

(j) To the extent relating to the Company, Seller shall terminate (or cause to be terminated) on or before the Closing Date all Tax Sharing Agreements (other than this Agreement), if any, to which the Company, on the one hand, and Seller or any Affiliate of Seller, on the other hand, are parties, and neither Seller nor any its Affiliates, on the one hand, or the Company, on the other hand, shall have any rights or obligations thereunder after the Closing.

(k) To the extent permitted by Law, Seller and Purchaser shall take all actions necessary in all relevant taxing jurisdictions to effect a closing of the Tax year on the Closing Date.

(l) In the event that the Closing and the Syntroleum Closing do not happen on the same date, Seller shall cause the Company to have in effect for its taxable year which includes the Closing an election under Section 754 of the Code and shall take no action that would revoke, terminate or otherwise adversely affect the validity of such election.

(m) Except for relevant representations of Seller in Article IV, neither Seller, Parent or Purchaser makes any representations or warranties to the other (including its Subsidiaries) or to any holder or any former holder of any of Seller’s or Parent’s equity securities regarding the Tax treatment of the Contemplated Transactions.

6.7 Non-competition.

(a) For a period of *** (***) months commencing on the Closing Date (the “Restricted Period”), Seller shall not (i) directly, indirectly or constructively own or operate a business engaged in the production of any *** (the “Restricted Business”) in any *** (the “Area”); or (ii) have an interest (i.e., as a partner, shareholder, member, lender, joint venture partner, director, manager, employee, principal, agent or trustee) in any Person that engages directly or indirectly in the Restricted Business in the Area. Further, Seller agrees that it will not intentionally and knowingly interfere in any material

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company during the Restricted Period.

(b) For a period of *** months commencing on the Closing Date, Seller shall not (i) agree, orally or in writing, to acquire any direct, indirect, or constructive ownership or other interest in a Restricted Business in the Area, or (ii) enter into any agreement, oral or written, giving Seller a direct, indirect or constructive ownership or other interest in a facility under construction or to be constructed in the future that, when operational would constitute a Restricted Business in the Area. In the event Seller enters into any agreement contemplated by the proceeding sentence following the six (6) month period after the Closing Date, Seller agrees that it will not make any public announcement or statement regarding such agreement and will use its commercially reasonable efforts to ensure its counterparties do not make any public announcement or statement regarding such agreement, for a period of *** from the Closing Date. In the event a counterparty makes an announcement or statement during such *** period, Seller will forbid such counterparty from naming Seller in such public announcement or statement. Notwithstanding this Section 6.7, Seller and such counterparties are not be prohibited from making any announcement or statement required under applicable securities laws or the rules of any securities exchange during such *** period.

(c) Notwithstanding the terms of the foregoing subsections (a) and (b), nothing contained herein shall prohibit or restrict Seller or any of its respective Affiliates from directly or indirectly (i) engaging in the sale of fats, oils or grease feedstocks to biodiesel or renewable diesel production facilities, including sales on formula pricing that could include profitability from processing the feedstocks so long as Seller has no involvement in the operation of the Restricted Business and there are no public announcements during the Restricted Period of such transactions unless required by Law, (ii) acquiring entities or businesses that own biodiesel or renewable diesel production facilities so long as such biodiesel or renewable fuel production facilities represent less than twenty percent (20%) of the consolidated revenue during the most recently completed fiscal year of such acquired entity or business and less than twenty percent (20%) of the value of such entity or business, or (iii) owning, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.

(d) Seller acknowledges and agrees that (a) irreparable damage would likely occur in the event that any of the provisions of this Section 6.7 were not performed in accordance with the specific terms hereof or were otherwise breached, and (b) Purchaser will be entitled to seek specific performance of the terms hereof in addition to any other remedy to which it is entitled at law or in equity. Accordingly, Purchaser shall be entitled to an injunction or injunctions, without the posting of any bond, to prevent breaches of this Section 6.7 by the Seller and to enforce specifically the terms and provisions of this Section 6.7.

(e) Seller acknowledges that the restrictions contained in this Section 6.7 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the Contemplated Transactions. In the event that any covenant contained in this Section 6.7 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. Seller agrees that Purchaser and Parent, in addition to any other remedies available to it, will be entitled to preliminary and permanent injunctive relief against any Breach by Seller of any of the covenants contained in this Section 6.7, without the necessity of showing actual monetary damages or the posting of a bond or other security. The covenants contained in this Section 6.7 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.8 Company Operating Agreement.

(a) Prior to or concurrently with the Syntroleum Closing, Seller agrees to take any and all actions reasonably requested by Purchaser or the Company to admit Purchaser as a member of the Company under Section 9.5(b) of the Company Operating Agreement at the time of the Syntroleum Closing.

(b) The Company Operating Agreement is amended, effective as of the Syntroleum Closing, to replace all references to “Syntroleum” with a reference to Purchaser. In addition, Seller waives and relinquishes any claim that Purchaser violates or will violate Article V of the Company Operating Agreement by virtue of (i) the currently existing business of producing and selling biodiesel and related activities by Affiliates of Purchaser or (ii) the future pursuit by Affiliates of Purchaser of business opportunities that are substantially similar to such currently existing biodiesel business. The parties acknowledge that the Company Operating Agreement contains certain terms and conditions in Section 3.5(e) therein with respect to Seller’s rights to receive certain distributions upon a Syntroleum Change of Control (as such term is defined in the Company Operating Agreement) and that such terms and conditions shall remain in full force and effect unless and until the Closing contemplated under Section 1.3 occurs. Upon the Closing, Purchaser will succeed to, among other things, the rights and benefits of Seller for purposes of Section 3.5(e) of the Company Operating Agreement.

(c) Purchaser and Seller agree to negotiate in good faith an amended and restated Company Operating Agreement to become effective at the time of the Syntroleum Closing.

(d) Purchaser and Seller agree to approve (each in its capacity as a member of the Company), and to cause their respective designees to the Management Committee of the Company to approve, the Capital Budget and the Operating Budget attached hereto as Exhibits B and C, respectively, each to be effective as of the Syntroleum Closing.

6.9 Further Assurances. After the Closing, each of the parties, at the reasonable request of any other party, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of this Agreement and the Contemplated Transactions.

6.10 Transition of Recordkeeping. Following the Closing, Seller shall transition to Purchaser or its designee the accounting services provided to the Company by Seller, all as provided in the MOSA.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions Precedent to Obligations of the Parties. The respective obligations of each party to this Agreement to consummate the Contemplated Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated without any action by the Antitrust Division of the United States Justice Department or the Federal Trade Commission to prevent the consummation of the Contemplated Transactions.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of any of the Contemplated Transactions shall have been issued by any Governmental Authority and remain in effect, and there shall not be any Law enacted or deemed applicable to any of the Contemplated Transactions that (i) makes the consummation of any of the Contemplated Transactions illegal; or (ii) challenges, restrains or prohibits the consummation of any of the Contemplated Transactions.

(c) No Governmental Litigation. There shall not be pending or threatened any Proceeding in which a Governmental Authority is or has threatened to become a party or is otherwise involved, and none of Parent, Purchaser, Company or Seller shall have received any communication from any Governmental Authority in which such Governmental Authority indicates that it intends to commence any Proceeding or take any other action: (i) challenging or seeking to restrain or prohibit the consummation of any of the Contemplated Transactions; or (ii) relating to any of the Contemplated Transactions and seeking to obtain from Purchaser, Parent or Seller, or any of their Subsidiaries any Damages or other relief.

7.2 Additional Conditions to the Obligations of Purchaser. The obligations of Purchaser and Parent to consummate the Contemplated Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent or Purchaser:

(a) Representations and Warranties. The representations and warranties of Seller in this Agreement that are unqualified as to materiality or Material Adverse Effect shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing. The representations and warranties that are qualified as to materiality or Material Adverse Effect shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, in each case as if made as of the Closing (as if the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except that representations and warranties that are made as of a specific date need be true or true in all material respects, as the case may be, only as of such date); provided, however, that in no event shall the condition set forth in this Section 7.2(a) fail to be satisfied as a result of the inaccuracy of any representation or warranty of Seller regarding the Company contained in Article IV hereof where such inaccuracy is directly caused by any action of the Purchaser, Parent or their respective Affiliates and was not approved in advance by Seller or its representatives on the Management Committee of Dynamic (it being understood that, prior to the Syntroleum Closing, neither Syntroleum nor the Company shall be deemed an Affiliate of Purchaser or Parent).

(b) Agreements and Covenants. Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each on or prior to the Closing.

(c) No Material Adverse Change. Since the date hereof, there shall not have occurred any Material Adverse Effect.

(d) Officer’s Certificate. Seller shall have delivered to Purchaser a certificate dated the Closing Date signed on behalf of Seller by one of its executive officers to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

(e) Syntroleum Closing. The Syntroleum Closing shall have occurred.

(f) Financing. Parent, or one of its Subsidiaries, shall have (or shall have arranged for the Company to have) assumed Seller’s obligations under the Application Agreement, obtained a Substitute Credit Facility in accordance with the terms of the Indenture or successfully completed a financing yielding net proceeds in an amount sufficient to redeem all outstanding Bonds, in any such case on appropriate and reasonable commercial terms acceptable to Parent.

(g) FIRPTA Documents. Parent shall have received a certification of non-foreign status, dated as of the Closing Date, in the form prescribed by Treasury Regulation Section 1.1445-2(b) and attached hereto as Exhibit D with respect to Seller.

(h) Other Documents. Seller shall have furnished to Purchaser the documents referred to in Section 1.4(a).

7.3 Additional Conditions to Obligations of the Seller. The obligations of Seller to consummate the Contemplated Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Seller:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement that are unqualified as to materiality shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, and the representations and warranties that are qualified as to materiality shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, in each case as if made as of the Closing (as if the Closing Date were substituted for the date of this Agreement throughout such representations and warranties, except that representations and warranties that are made as of a specific date need be true or true in all material respects, as the case may be, only as of such date).

(b) Financing. Parent, or one of its Subsidiaries, shall have (or shall have arranged for the Company to have) assumed Seller’s obligations under the Application Agreement, obtained a Substitute Credit Facility in accordance with the terms of the Indenture or successfully completed a financing yielding net proceeds in an amount sufficient to redeem all outstanding Bonds, in any such case on appropriate and reasonable commercial terms acceptable to Parent.

(c) Agreements and Covenants. Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(d) Purchaser’s Certificate. Purchaser shall have delivered to Seller a certificate dated the Closing Date signed on behalf of Purchaser by one of its executive officers to the effect that the conditions specified in Sections 7.3(a), 7.3(b) and 7.3(c) have been satisfied.

(e) Other Documents. Purchaser shall have furnished to Seller the documents referred to in Section 1.4(b).

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Seller;

(b) by Seller or the Purchaser, if the Closing shall not have taken place on or before December 31, 2014 (the “Termination Date”); provided, that, the right to terminate this Agreement under this Section 8.1(b) shall not be available to (i) Seller if the failure of Seller or any of its Affiliates to fulfill any of their obligations under this Agreement caused the failure of the Closing to occur on or before such date or (ii) Purchaser if the failure of Purchaser or any of its Affiliates to fulfill any of their obligations under this Agreement caused the failure of the Closing to occur on or before such date;

(c) by either Purchaser, Parent or the Company, if there shall be any Law enacted or deemed applicable to any of the Contemplated Transactions that makes consummation of any of the Contemplated Transactions illegal, or if any Order by any Governmental Authority of competent jurisdiction preventing or prohibiting consummation of the Contemplated Transactions shall have become a final, non-appealable Order; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) must have used its commercially reasonable efforts to remove any such Order in order to terminate this Agreement under this Section 8.1(c);

(d) by Purchaser and Parent, if any of the representations and warranties of Seller contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date, except for representations and warranties made as to a specific date, which are required to be accurate as of such specific date) such that the condition set forth in Section 7.2(a) would not be satisfied as of the time of such Breach, or as of the time such representation or warranty shall have become untrue, or if Seller’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 7.2(b) would not be satisfied at the time of such Breach; or

(e) by Seller, if Purchaser’s or Parent’s representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of any subsequent date (as if made on such subsequent date, except for representations and warranties made as to a specific date, which are required to be accurate as of such specific date) such that any condition set forth in Section 7.3(a) would not be satisfied as of the time of such Breach, or as of the time such representation or warranty shall have become untrue, or if Purchaser’s or Parent’s covenants contained in this Agreement shall have been breached in any respect such that the condition set forth in Section 7.3(b) would not be satisfied at the time of such Breach.

8.2 Termination Procedures. If Purchaser or Seller wishes to terminate this Agreement pursuant to Section 8.1, it shall deliver to the other party a written notice stating that it is terminating this Agreement and setting forth a brief description of the basis on which it is terminating this Agreement.

8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither Seller nor Purchaser shall be relieved of any obligation or liability arising from any inaccuracy in, or Breach by such party of, any representation, warranty, covenant, obligation or other provision of this Agreement occurring prior to such termination, and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in this Section 8.3 and Article IX.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement and the rights to indemnification under this Agreement with respect thereto will survive the date of this Agreement for a period of twenty-four (24) months after the Closing Date, except that the representations and warranties contained in Sections 2.1, 2.2, 2.3, 2.4, 2.5, 3.1, 3.2, 3.3, 3.4, 4.1, 4.2, 4.3 and 4.11 (the “Fundamental Representations”) shall each survive in perpetuity; provided, that the representations and warranties contained in Section 4.11 shall survive until sixty (60) days after the expiration of the relevant statute of limitations; and provided, further, that if at any time prior to the respective expiration date for any such representation or warranty, any Purchaser Indemnified Person or Seller Indemnified Person delivers a Claim Notice asserting a claim for recovery under Section 9.2 or 9.3 hereof, as applicable, then the claim asserted in such Claim Notice shall survive the expiration date until such time as such claim is fully and finally resolved.

9.2 Indemnification by Seller. Subject to the limitations set forth in Section 9.4 hereof, and provided Purchaser makes a written claim for indemnification against Seller in accordance with Section 9.5 hereof within the survival period provided under Section 9.1, from and after the Closing, Seller shall indemnify and hold each Purchaser Indemnified Person harmless from any and all Losses that any Purchaser Indemnified Person may sustain or suffer, directly or indirectly, arising out of, in connection with or as a result of:

(a) any inaccuracy or Breach of any of the representations or warranties of the Seller contained in Articles II or IV hereof; or

(b) the non-fulfillment or Breach of any covenant, undertaking, agreement or other obligation of the Seller contained in this Agreement; or

(c) Pre-Closing Taxes; or

(d) a violation by the Company or Seller of RFS2 or the regulations promulgated thereunder.

9.3 Indemnification by Purchaser. Subject to the limitations set forth in Section 9.4 hereof, and provided Seller makes a written claim for indemnification against Purchaser in accordance with Section 9.5 hereof within the survival period provided under Section 9.1, from and after the Closing, Purchaser shall indemnify and hold each Seller Indemnified Person harmless from any and all Losses that any Seller Indemnified Person may sustain or suffer, directly or indirectly, arising out of, in connection with, or as a result of:

(a) any inaccuracy or Breach of any of the representations and warranties of Purchaser contained in Article III hereof; or

(b) the non-fulfillment or Breach of any covenant, undertaking, agreement or other obligation of Purchaser contained in this Agreement.

9.4 Limitations on Indemnification.

(a) Except with respect to Breaches of Fundamental Representations or resulting from fraud, willful Breach or intentional misrepresentation, the maximum aggregate liability of Seller to the Purchaser Indemnified Persons under Section 9.2(a), and the maximum aggregate liability of Purchaser to the Seller Indemnified Persons under Section 9.3(a), shall be equal to $15,000,000. Further, except in the case of fraud, willful Breach or intentional misrepresentation, from and after the Closing, the maximum aggregate liability of Seller to the Purchaser Indemnified Persons under this Agreement shall be limited to an amount equal to $90,000,000 plus the sum of (i) all Earnout Payments earned pursuant to Section 1.2 (whether or not paid due to setoff) and (ii) the sum of any Losses related to Third Party Claims (including, for the avoidance of doubt, any fine or penalty imposed by any Governmental Authority) for which the Purchaser Indemnified Persons are entitled to indemnification hereunder.

(b) Neither the Seller nor the Purchaser shall be liable under Section 9.2(a) or 9.3(a), as the case may be, for indemnification of the Purchaser Indemnified Persons or the Seller Indemnified Persons, as the case may be, with respect to any Losses until the aggregate amount of all such Losses subject to indemnification under Section 9.2(a) or 9.3(a), as the case may be, exceeds $250,000 (the “Threshold”), in which event Seller or Purchaser, as the party responsible for indemnification, shall be required to pay or be liable for all such Losses from the first dollar, except that the party responsible for indemnification shall not be liable for any Losses above the Threshold that do not involve an individual claim or series of related claims that exceeds $5,000.

(c) With respect to any Pre-Closing Taxes of the Company under Section 9.2(c) and any Breach by Seller of any of its representations or warranties regarding the Company contained in Article IV hereof, any Losses suffered or incurred by any Purchaser Indemnified Person and for which indemnification shall be available hereunder shall reflect the fact that Purchaser is only acquiring a 50% interest in the Company pursuant to this Agreement and specifically shall not include Losses suffered or incurred as a result of any other interest in the Company that Purchaser may have or acquire. For example, if the Company sustains or suffers a $100 Loss that is subject to indemnification pursuant to Section 9.2, Purchaser’s Loss and Seller’s responsibility to indemnify Purchaser hereunder, shall be limited to 50% of such Loss, or $50.

(d) The Purchaser Indemnified Persons shall not be entitled to be indemnified for any Losses for Breach of any of Seller’s representations or warranties regarding the Company contained in Article IV hereof (other than with respect to Breach of any representation or warranty contained in Section 4.11(m)) to the extent that the Breach of representation or warranty was directly caused by any action of Purchaser or Parent or their respective Affiliates and was not approved in advance by Seller or its representatives on the Management Committee of Dynamic (it being understood that, prior to the Syntroleum Closing, neither Syntroleum nor the Company shall be deemed an Affiliate of Purchaser or Parent for purposes of this Section 9.4(d)).

(e) Seller shall not be liable for any Losses suffered or sustained by any Purchaser Indemnified Person (other than Losses related to Pre-Closing Taxes) caused by any actions taken by Syntroleum on behalf of the Company between the date of this Agreement and the Syntroleum Closing unless Seller approved the specific action in writing.

(f) In no event shall any party be liable for punitive damages, damages to reputation or loss of good will whether based in contract, tort, strict liability or otherwise; provided, however, that this Section 9.4(f) shall not limit a party’s right to recover any such damages to the extent such party is required to pay damages to a non-Affiliated third party in connection with a matter for which such party is otherwise entitled to indemnification under this Article IX.

(g) The Purchaser Indemnified Persons, on the one hand, and the Seller Indemnified Persons, on the other hand, shall be entitled to recover for a Loss only once under this Article IX even if a claim or claims for indemnification in respect of such Loss has been made as a result of a Breach of more than one representation, warranty, covenant or agreement contained in this Agreement.

(h) In determining the amount of any Losses for which any Purchaser Indemnified Persons or Seller Indemnified Persons are entitled to assert a claim for indemnification hereunder, the amount of any such Losses will be determined after deducting therefrom the amount of any insurance proceeds (after giving effect to any applicable deductible or retention and resulting retrospective or other premium adjustment) actually received by such Indemnified Persons in respect of such Losses, in each case net of costs and expenses incurred by such Indemnified Persons.

(i) Except with respect to Breaches of Fundamental Representations or resulting from fraud, willful Breach or intentional misrepresentation, the remedies contemplated in Section 6.6 and this Article IX shall constitute the sole and exclusive remedy and recourse, from and after the Closing, of Purchaser, Parent and any Purchaser Indemnified Persons against Seller, and of Seller and any Seller Indemnified Persons against Parent or Purchaser, in connection with Losses arising or resulting from the matters set forth in Section 9.2(a) and 9.3(a). Nothing in this Section 9.4(i) shall limit any Purchaser Indemnified Person’s right to seek and obtain any equitable relief to which any such Purchaser Indemnified Person is entitled pursuant to this Agreement.

(j) Solely for purposes of determining the amount of any Losses for which any Purchaser Indemnified Persons or Seller Indemnified Persons are entitled to indemnification hereunder (and not for purposes of determining whether a Breach has occurred), the representations, warranties, covenants, and agreements of the parties set forth in this Agreement will be considered without regard to any “materiality” or “Material Adverse Effect” qualification set forth in this Agreement.

9.5 Claim Procedure.

(a) If a claim for Losses (a “Claim”) is to be made by any Purchaser Indemnified Person or Seller Indemnified Person (an “indemnified party”) pursuant to Section 9.2 or Section 9.3, respectively, such indemnified party shall give written notice (a “Claim Notice”) to (i) Seller, in the case of indemnification pursuant to Section 9.2, and (ii) Purchaser, in the case of indemnification pursuant to Section 9.3 (the recipient of such notice referred to below as the “indemnifying party”), in either case reasonably promptly after such indemnified party becomes aware of any fact, condition or event which may give rise to Losses for which indemnification may be sought under Section 9.2 or Section 9.3, as the case may be. The Claim Notice shall (i) state that an indemnified party has paid, suffered, incurred, sustained or accrued (or reasonably anticipates that it will have to pay, suffer, incur, sustain or accrue) Losses, and (ii) specify in reasonable detail to the extent available the individual items of Losses included in the amount so stated, the date each such item was paid, suffered, incurred, sustained or accrued, or the basis for such anticipated Loss, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related.

(b) Following its receipt of a Claim Notice, the indemnifying party shall have fifteen (15) calendar days to object to any item(s) or amount(s) set forth therein by delivering written notice thereof, which shall specify in reasonable detail (i) each amount to which the indemnifying party objects and (ii) the nature of each objection (an “Objection Notice”), to the indemnified party submitting such Claim Notice at the address of the indemnifying party set forth herein. In the event that the indemnifying party shall fail to object, pursuant to this Section 9.5(b), to any item or amount set forth in a Claim Notice within the foregoing fifteen (15) calendar day period, the indemnifying party shall be deemed to have irrevocably agreed and consented to indemnify the indemnified party for each such item or amount, subject to Section

9.7 and the other limitations set forth in this Article IX. Any amounts claimed in a Claim Notice and not subject to objection as set forth in the Objection Notice shall be promptly paid or setoff as provided herein.

(c) In the event that the indemnifying party shall object, pursuant to Section 9.5(b) hereof, to any item(s) or amount(s) set forth in any Claim Notice, the indemnifying party and the indemnified party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the indemnifying party and the indemnified party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties.

(d) If no such agreement can be reached after good faith negotiation and prior to the date which is thirty (30) calendar days after delivery of an Objection Notice, either the indemnifying party or the indemnified party may submit the matter to litigation pursuant to Section 10.6.

9.6 Third Party Claims. In the event that an indemnified party becomes aware of a third party claim (a “Third Party Claim”) which such indemnified party reasonably believes may result in an indemnification claim pursuant to this Article IX, such indemnified party shall notify the indemnifying party of such claim, and the indemnifying party shall be entitled, at its expense, to participate in, but not to determine or conduct the defense of, such Third Party Claim. The indemnifying party shall have the right in its sole discretion to conduct the defense of, and to settle, any such Third Party Claim at its expense if it acknowledges, without qualification, its indemnification obligations hereunder and gives notice of its intention to do so to the indemnified party within thirty (30) days of the receipt of such notice from the indemnified party; provided, however, that the indemnifying party shall not have a right to assume and control the defense if (a) the indemnifying person is not conducting, or does not continue to conduct, the defense of the Third Party Claim in a diligent and reasonable manner, (ii) the Third Party Claim seeks an injunction or other equitable relief that would adversely affect the Company if granted, (iii) the Third Party Claim relates to or arises in connection with any criminal Proceeding or (iv) the indemnified person has been advised by counsel that, based on the defenses and positions expected to be asserted at the time of such advice, a conflict of interest would reasonably be expected to exist between the indemnified person and the indemnifying person in connection with such Third Party Claim. In the event the indemnifying party exercises the right to undertake any such defense against any such Third Party Claims as provided above, the indemnified party will reasonably cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party’s expense, all witnesses, pertinent records, materials and information in the indemnified party’s possession or under the indemnified party’s control relating thereto as is reasonably required by the indemnifying party. Similarly, in the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party will reasonably cooperate with the indemnified party in such defense and make available to the indemnified party, at the indemnifying party’s expense, all such witnesses, records, materials and information in the indemnifying party’s possession or under the indemnifying party’s control relating thereto as is reasonably required by the indemnified party. The indemnifying party will not, without the written consent of the indemnified party (which will not be unreasonably withheld or delayed), settle or compromise any Third Party Claims or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the indemnified party of a written release from all liability in respect of such Third Party Claims. No Third Party Claim which is being defended in good faith by the indemnifying party or which is being defended by the indemnified party as provided above will be settled by the indemnified party without the written consent of the indemnifying party (which will not be unreasonably withheld or delayed).

9.7 Earnout. Purchaser may setoff against any Earnout Payment otherwise owing under Section 1.2 hereof any Losses for which it is entitled to indemnification hereunder. Except in the case of Breach of the Fundamental Representations, fraud, willful Breach, or intentional misrepresentation, the parties agree that the sole and exclusive remedy and security for the indemnity provided for in Section 9.2(a) shall be Purchaser’s right of setoff against Earnout Payments otherwise owing to Seller pursuant to Section 1.2 of this Agreement.

9.8 Effect of Investigation. Seller shall not be liable under Section 9.2(a) hereof for any Losses based upon or arising out of any inaccuracy in or Breach of any of the representations or warranties of Seller contained in Article IV of this Agreement if, as of the date hereof, Purchaser or any of its Affiliates or other Representatives has actual knowledge of the specific inaccuracy or Breach. The Purchaser Indemnified Persons’ right to indemnification under Section 9.2(a) shall not be affected by any investigation conducted with respect to, or any knowledge acquired by, Purchaser or any of its Affiliates or other Representatives at any time after the date hereof, with respect to the accuracy or inaccuracy of any representation or warranty contained in Article IV of this Agreement.

9.9 Purchaser’s Intellectual Property Indemnification Obligation. Notwithstanding anything in this Article IX to the contrary, Purchaser agrees to indemnify Seller against Losses related to intellectual property matters to the same extent that Seller is so indemnified by Syntroleum as of the date hereof pursuant to the Site License Agreement, dated June 27, 2012 by and between Syntroleum and the Company, as amended, and the Master License Agreement, dated June 22, 2007, by and between Syntroleum and the Company, as amended.

ARTICLE X

MISCELLANEOUS

10.1 Amendments. This Agreement may be amended or supplemented only by a writing signed by Purchaser, Parent and Seller, and any amendment or supplement shall be effective only to the extent specifically set forth in that writing.

10.2 Assignment. Except as specifically set forth in this Section 10.2, neither this Agreement nor any right, interest or obligation under this Agreement may be assigned, pledged or otherwise transferred by any of the parties, whether by operation of Law or otherwise, without the prior written consent of Purchaser and Seller; provided that the Company may assign its obligations under Section 1.2 to any other wholly owned subsidiary of Parent in connection with a transfer of the Geismar Facility to such subsidiary. Notwithstanding the preceding sentence, Purchaser and the Company shall have the right to assign their respective obligations under Section 1.2 to a third party in connection with the sale of the Geismar Facility or a majority interest in the Company, subject to Seller’s prior written consent (which consent shall not be unreasonably withheld). Upon such consented assignment, Purchaser and Parent shall be relieved of all obligations pursuant to Section 1.2. In the event Seller reasonably withholds its consent, such assignment may be consummated; however, Purchaser will remain primarily obligated for the Earnout Payments under Section 1.2 in the event the assignee of such obligations fails to fully perform. If Purchaser sells or transfers its interest in the Company, sells or transfers all or substantially all of the Company’s assets, or completes any other similar transaction or series of related transactions with an unaffiliated third party, and the Company’s obligations in Section 1.2 are not assigned to and assumed by such third party then, Purchaser will pay Seller in cash an amount equal to $35,000,000 less the sum of all previous payments under Section 1.2, any amount set forth in a Claim Notice delivered in good faith that is pending final determination in accordance with Article IX hereof (which will be paid in accordance of the terms of Article IX to the extent resolved in favor of Seller), and all amounts setoff as indemnification of Purchaser pursuant to Section 9.7.

10.3 Counterparts. This Agreement may be executed in any number of counterparts, and by each of the parties on separate counterparts (which may be delivered by facsimile, PDF or other similar electronic transmission), and each of which, when so executed, shall be deemed an original, but all of which shall constitute but one and the same instrument.

10.4 Entire Agreement. This Agreement, the Schedules and Exhibits hereto constitute the entire agreement between the parties hereto and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. This Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns and, to the extent specified herein, their respective Affiliates, directors, managers, officers, direct and indirect equity holders and no other Person shall be deemed a third party beneficiary hereunder.

10.5 Specific Performance. The parties hereto agree and acknowledge that, in the event of a Breach of any provision of this Agreement, the aggrieved party may be without an adequate remedy at law. The parties therefore agree that in the event of a Breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to obtain specific performance or to enjoin the continuing Breach of such provision, as well as to obtain damages for Breach of this Agreement and to obtain reasonable attorneys’ fees. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

10.6 Governing Law; Jurisdiction; Venue. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to be sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Delaware Law, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the District of Delaware, and in the absence of such federal jurisdiction, the parties consent to be subject to the exclusive jurisdiction of the state courts located in Wilmington, Delaware, and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties (a) waives the defense of inconvenient forum, (b) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any Contemplated Transactions other than in any such court, and (c) agrees that a final judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, ACTION, PROCEEDING, CROSS-CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF OR (ii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

10.7 Disclosure Schedules. The Seller Disclosure Schedules have been arranged in sections corresponding to the relevant sections of this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. The information set forth in the Disclosure Schedules is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or Breach of any agreement or other instrument or obligation.

10.8 Captions. The captions and Article and Section numbers appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of such Articles or Sections of this Agreement nor in any way affect this Agreement. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

10.9 Expenses. Except as otherwise specifically provided in this Agreement, each party shall be responsible for the fees and expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of this Agreement.

10.10 Notices. All notices, requests, consents and other communications required or permitted hereunder will be in writing and will be deemed given: (i) when delivered if delivered personally (including by courier); (ii) on the third day after mailing, if mailed, postage prepaid, by registered or certified mail (return receipt requested); (iii) on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place, and recipient of delivery; or (iv) upon receipt of a confirmed transmission, if sent by facsimile transmission, in each case to the parties at the following addresses:

If to Seller:

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762

Attn: Hal Carper

Facsimile No.: (479) 757-7993

With a copy to:

Tyson Foods, Inc.

2200 Don Tyson Parkway

Springdale, Arkansas 72762

Attn: Nate Hodne

Facsimile No.: (479) 757-7187

If to Parent or Purchaser:

Renewable Energy Group, Inc.

416 South Bell Avenue

Ames, Iowa 50010

Attn: President

Facsimile: (515) 239-8029

With a copy to:

Pillsbury Winthrop Shaw Pittman LLP

Four Embarcadero Center

22nd Floor

San Francisco, California 94111

Attn: Blair W. White, Esq.

Facsimile No.: (415) 983-1200

or to such other Person or address as a party may designate in writing.

10.11 Interest and Attorney Fees. If any payment required to be made under this Agreement is not made by a party on a timely basis, such payment will accrue interest at a rate of one percent (1%) per month until paid. If any Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

10.12 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective heirs, successors and permitted assigns.

10.13 Waivers. The due performance or observance by the parties of their respective obligations under this Agreement shall not be waived, and the rights and remedies of the parties under this Agreement shall not be affected, by any course of dealing or performance or by any delay or failure of any party in exercising any right or remedy. The due performance or observance by a party of any of its obligations under this Agreement may be waived only by a writing signed by the party against whom enforcement of the waiver is sought, and any waiver shall be effective only to the extent specifically set forth in that writing.

ARTICLE XI

GLOSSARY

11.1 Certain Definitions . The terms defined in this Section 11.1 shall, for all purposes of this Agreement, have the meaning specified herein:

“2008 Warrant Agreement” means the Warrant Agreement, dated as of June 30, 2008, between Syntroleum and Seller.

“Application Agreement” means that certain Amended and Restated Application Agreement dated as of March 1, 2012 between Seller and JP Morgan Chase Bank, N.A. (as amended).

“Affiliate” means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls five percent (5%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates, or (c) as to a corporation, each director and executive officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or executive officer of a corporation. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Bankruptcy Law” means Title 11 U.S. Code or any similar federal or state law for the relief of debtors.

“Bonds” means those certain $100,000,000 Louisiana Public Facilities Authority Revenue Bonds (Dynamic Fuels, LLC Project) Series 2008.

“Breach” means, with respect to any representation, warranty, covenant, obligation or other provision of any agreement, that there has occurred (or a claim has been made that there has occurred) an inaccuracy in or breach of, or a failure to perform or comply with, such representation, warranty, covenant, obligation or other provision, as the case may be; for the avoidance of doubt, the failure of a condition to be satisfied by itself shall not constitute a Breach.

“Business Day” shall mean any day of the year other than (i) any Saturday or Sunday or (ii) any other day when banks located in San Francisco, California, and New York, New York, generally are closed for business.

“Closing Purchase Price” shall mean an amount in cash equal to Thirty Million U.S. Dollars ($30,000,000), less the principal amount of Tyson Note at the time of Closing, plus the aggregate amount of all Standby Contributions made by Seller from and after July 15, 2014.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA, or any similar or analogous provision of state Law.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Governing Documents” shall mean the Company Operating Agreement and the Certificate of Formation on file with the Secretary of State of Delaware as of the date hereof.

“Company Operating Agreement” shall mean the Limited Liability Company Agreement of the Company, dated June 22, 2007, as amended by First Amendment to the Limited Liability Operating Agreement of Dynamic Fuels, LLC effective as of April 5, 2012 and Second Amendment to the Limited Liability Operating Agreement of Dynamic Fuels, LLC effective as of March 13, 2013.

“Contract” shall mean any agreement, contract, commitment, promise, understanding, note, mortgage, indenture, lease, franchise, license or other instrument, whether written or oral.

“Damages” means any and all losses, Liabilities, claims, damages, reasonable expenses (including costs of investigation, defense and related reasonable attorney’s fees), awards, assessments, fines, costs, reasonable fees, Taxes, penalties, deficiencies, judgments or other amounts paid or incurred, whether in defense or settlement of any Proceeding or otherwise.

“DF Product” means renewable diesel fuel, naphtha or any other liquid fuel or chemical produced at the Geismar Facility; provided, however, that for purposes of Section 6.7 only, DF Product shall only include renewable diesel fuel, any other liquid fuel and any renewable chemicals produced by the Geismar Facility prior to the Closing Date. It is understood that gaseous (non-liquid) products are not DF Products.

“Earnout Period” means each separate period of the Initial Earnout Period and each separate period of the Subsequent Earnout Period.

“Earnout Term” means the period from the Closing Date to the end of the last Subsequent Earnout Period.

“Encumbrance” shall mean any Lien, claim, attachment, garnishment, imperfection of title, pledge, mortgage, hypothecation, security interest, charge, option, restriction, easement, license, reversionary interest, right of refusal, voting trust arrangement, buy-sell agreement, preemptive right or any other adverse claim, encumbrance or right.

“Environmental Claim” means any Proceeding or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material (as hereinafter defined) at any location, whether or not owned, leased, operated or used by the Company, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

“Environmental Laws” means any applicable federal, state, provincial, foreign or local statute, Law, rule, regulation, ordinance, code, binding and enforceable guideline, binding and enforceable written policy or rule of common law now or hereafter in effect and in each case as amended, or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, to the extent binding on the Company, relating to the environment, health and safety, or Hazardous Materials, including, without limitation, CERCLA; the Resource Conservation and Recovery Act, 42 USC 6901 et seq. (“RCRA”); the Federal Water Pollution Control Act, 33 USC § 1251 et seq.; the Toxic Substances Control Act, 15 USC § 2601 et seq.: the Clean Air Act, 42 USC § 7401 et seq.; the Safe Drinking Water Act, 42 USC § 3803 et seq.; the Oil Pollution Act of 1990, 33 USC § 2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 USC § 11001 et seq.; the Hazardous Material Transportation Act, 49 USC § 1801 et seq.; and the Occupational Safety and Health Act, 29 USC §651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); any state and local or foreign counterparts or equivalents, in each case as amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and rules and regulations thereunder.

“GAAP” means Generally Accepted Accounting Principles.

“Geismar Facility” means the renewable, synthetic diesel manufacturing plant located in Geismar, Louisiana which is owned by the Company.

“Governmental Approval” means approval from a Governmental Authority.

“Governmental Authority” shall mean any court, agency, arbitrator, tribunal, commission, regulatory authority or other governmental or administrative body, instrumentality or authority, whether domestic or foreign.

“Hazardous Materials” means (a) substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws or the regulations thereunder as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or “EP toxicity,” (b) oil, petroleum, or petroleum derived substances, natural gas, natural gas liquids, synthetic gas, drilling fluids, produced waters, and other wastes associated with the exploration, development,

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

or production of crude oil, natural gas, or geothermal resources, (c) any flammable substances or explosives or any radioactive materials, and (d) asbestos in any form or electrical equipment that contains any oil or dielectric fluid containing levels of poly chlorinated biphenyls in excess of 50 parts per million.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law.

“Income Tax” means any federal, state, local, or non-U.S. income tax measured by or imposed on or with respect to net income, including any interest, penalty, or addition thereto, whether disputed or not.

‘‘Income Tax Return” means any Tax Return, declaration relating to Income Taxes.

“Indebtedness” of a Person means at any particular time, without duplication, (a) all indebtedness or other obligations of such Person for borrowed money, whether current, short-term or long-term, secured or unsecured, including all notes and advances, (b) all obligations of such Person evidenced by any note, bond, debenture or other similar instrument or debt security, (c) all obligations in respect of letters of credit and bankers’ acceptances issued for the account of such Person, (d) all obligations of such Person arising from cash/book overdrafts, (e) all obligations for the deferred purchase price of property or services or for the deferred purchase price of a business or assets (including any so-called “earn-out” or similar payments in respect thereof at the maximum amount that may be payable under the applicable agreements) with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise, which is not evidenced by a trade payable or other current liability of such Person, (f) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to acquired property, (g) all obligations of such Person arising from deferred compensation arrangements, (h) all obligations of such Person under capitalized leases, (i) all deferred rent obligations of such Person, (j) all guaranties by any such Person of the obligations of another Person, (k) any amounts under any agreement or arrangement to which such Person is subject to prior to the Closing (other than this Agreement) that are payable or would become payable by such Person as a result of the Contemplated Transactions, (l) all liabilities of such Person classified as non-current liabilities in accordance with GAAP, and (m) all accrued interest, prepayment premiums or penalties related to any of the foregoing.

“Indenture” means that certain Indenture of Trust, dated as of October 1, 2008, between the Louisiana Public Facilities Authority, as Issuer and the Trustee, relating to the Bonds.

“Initial Earnout Period” means each of the following periods: (a) the period from the Closing until December 31, 2014; and (b) each calendar quarter beginning January 1, 2015 through December 31, 2015.

“Knowledge,” “known to,” or any similar phrase (i) as it relates to Seller shall mean the actual knowledge after reasonable investigation and due inquiry of *** and ***, and (ii) as it relates to Purchaser and Parent shall mean the actual knowledge after reasonable investigation and due inquiry of Daniel Oh, Eric Bowen and Chad Stone. Notwithstanding clause (i) of this definition, Seller shall have no obligation to investigate or inquire of Syntroleum or any employee or agent thereof in connection with its reasonable investigation.

“Law” means any domestic or foreign law, rule, constitution, common law principle, ordinance, code, statute, regulation, judgment, injunction, Order, decree, administrative requirement, governmental regulation or other restriction of any Governmental Authority.

“Letter of Credit” means that certain Letter of Credit No. TPTS-746-710 dated April 7, 2009 issued by JPMorgan Chase Bank, N.A in favor of the Trustee, as beneficiary.

“Liabilities” means any Indebtedness, liabilities, claims, demands, expenses, commitments or obligations of every kind and description.

“Lien” means any lien, charge, mortgage, pledge, easement, encumbrance, security interest, adverse claim or any other title defect or restriction of any kind, including any interest in an asset securing an obligation owed to, or a claim by, any Person other than the owner of the asset, whether such interest is based on the common law, statute, or Contract, whether such interest is recorded or perfected, and whether such interest is contingent upon the occurrence of some future event or events or the existence of some future circumstance or circumstances, including the lien or security interest arising from a mortgage, deed of trust, encumbrance, pledge, hypothecation, assignment, deposit arrangement, security agreement, conditional sale or trust receipt, or from a lease, consignment, or bailment for security purposes and also including reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting real property.

“Losses” means any and all losses, claims, damages, Taxes, liabilities, judgments, expenses and costs, including, without limitation, reasonable attorneys’ fees, costs of collection and other fees and expenses.

“Material Adverse Effect” shall mean any event, change, circumstance, condition, development or effect which, when considered with all other events, changes, circumstances, conditions, developments and effects, has, or is reasonably likely to have, a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties, operations, results of operations, cash flow, or customer, supplier or employee relations of the Company; provided, however, that none of the following changes or conditions will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a “Material Adverse Effect”: (a) changes in business or economic conditions affecting the economy or the Company’s industry generally if such changes do not disproportionately affect the Company relative to similarly situated participants in the industry in which the Company operates; (b) changes in stock markets, credit or financial markets if such changes do not disproportionately affect the Company relative to similarly situated participants in the industry in which the Company operates; (c) changes in GAAP; or (d) natural disasters, acts of war, sabotage, terrorism, hostilities, military action or any escalation or worsening thereof occurring after the date of this Agreement if such circumstances or events do not disproportionately affect the Company relative to similarly situated participants in the industry in which the Company operates.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA .

“Order” shall mean any notice, writ, decree, injunction, order, judgment or similar action issued or taken by a Governmental Authority.

“PBGC” means the Pension Benefit Guaranty Corporation (as defined in Title IV of ERISA).

“Permitted Lien” shall mean (i) liens for Taxes, utilities and assessments, in each case, not yet payable or which are being contested in good faith and in connection with which appropriate reserves have been established in accordance with GAAP, (ii) workers,’ mechanics,’ materialmen’s, repairmen’s, suppliers’, carriers’ or similar liens arising in the ordinary course of business, (iii) liens arising by operation of law, including liens arising by virtue of rights of customers, suppliers and subcontractors in the ordinary course of business under general principles of commercial law, (iv) zoning, building and other similar restrictions imposed by applicable laws, and (v) imperfections of title, easements, restrictions and encumbrances upon real property that do not and will not impair the use, value or operation of the property or assets subject thereto.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Pre-Closing Period” means the period beginning on the date hereof and ending on the earlier of the Closing or the date of termination of this Agreement in accordance with Article VIII.

“Post-Closing Tax Period” means any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning immediately after the Closing Date.

“Pre-Closing Tax Period” means any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pre-Closing Taxes” means any Liability for Taxes (i) of (or imposed on) the Company for any Pre-Closing Tax Period (or for the Post-Closing Tax Period to the extent that such Taxes arise in or with respect to the Pre-Closing Tax Period), (ii) of any Person (other than the Company) for which the Company is liable as a result of being, having been or ceasing to be a member of an affiliated, consolidated, combined, or unitary group for Tax purposes prior to the Closing or as a result of being or ceasing to be a party to any Contract (including any Tax Sharing Agreement) entered into prior to the Closing or as a result of any successor or transferee liability or any law, rule or regulation, which Tax is attributable to any event or transaction occurring on or prior to the Closing, (iii) including any income, transfer, sales, use, and other Taxes imposed on the Company as a result of the Contemplated Transactions or any ancillary agreements; and (iv) resulting from a Breach of any representation or warranty contained in Section 4.11 (with the existence of such a Breach and the extent of any Loss arising therefrom determined without regard to disclosures made in the Seller Disclosure Schedules).

“Proceeding” means any claim, dispute, action, proceeding, notice, Order, suit, interference, appeal, audit, examination or investigation, at law or in equity.

“Proprietary Rights” shall mean common law and statutory rights in and to (i) patents and patent applications, (ii) copyrights, copyright registrations and copyright applications, “moral” rights and mask work rights, (iii) trade and industrial secrets and confidential information, (iv) trademarks, trade names and service marks, (v) other proprietary rights relating to intangible intellectual property and (vi) divisions, continuations, renewals, reissuances and extensions of the foregoing.

“Purchaser Indemnified Persons” means Purchaser, Parent and their Affiliates and each of their respective shareholders, partners, members, managers, directors, officers, employees, agents, Affiliates, Representatives and consultants and each of their respective heirs, executors, owners, successors and assigns.

“Referee” means the consultant, advisor or expert mutually agreed upon by the parties within fifteen (15) days of one party notifying the other party of a dispute or matter that needs to be resolved by a Referee under the terms of this Agreement. If the parties cannot mutually agree on a Referee within such fifteen (15) day period, then within ten (10) days each party will select a Referee with relevant knowledge or background on the disputed matter, and within ten (10) days of being selected the Referees named by the parties will select a third Referee. If three Referees are chosen, a decision by a majority of the Referees will be binding upon the parties. Each party shall bear the expense of its own attorneys, experts and out-of-pocket costs, as well as fifty percent (50%) of the expense of a mutually agreed upon Referee. If the parties do not mutually agree upon a Referee, then each party will bear the expense of the Referee selected by it and fifty percent (50%) of the Referee selected by the Referees named by the parties.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration or placing into, through or upon the environment, including any land, soil, surface water, ground water or air.

“Representatives” means a Person’s officers, directors, managers, employees, investment bankers, accountants, financial advisors, agents or other representatives.

“Requirements of Law” means as to any Person, provisions of the organizational or governing documents of such Person, or any law, treaty, policy, code, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case applicable or binding upon such Person or any of such Person’s property or to which such Person or any of such Person’s property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“RFS2” shall mean the Renewable Fuel Standard Program, (i) as established under the Energy Policy Act of 2005, (ii) as amended by the Energy Security and Independence Act of 2007, and (iii) as codified in 40 CFR Part 80, Subpart M.

***	Certain portions denoted with an asterisk have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

“RFS2 Event” shall mean any repeal of RFS2, any amendment of RFS2, any Environmental Protection Agency RFS2 rulemaking or other RFS2 regulation or any RFS2-related Proceeding that has had, or is reasonably likely to have, a material adverse effect on the results of operations of the Company.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnified Persons” means Seller and its Affiliates and each of their respective shareholders, partners, members, managers, directors, officers, employees, agents, Affiliates, representatives and consultants and each of their respective heirs, executors, owners, successors and assigns.

“Sold”, with respect to DF Products, means that a transaction in gallons of DF Product has occurred that resulted in the recognition of revenue (determined in accordance with GAAP as then consistently applied by Parent) on Parent’s consolidated statement of operations for the applicable Earnout Period. For purposes of calculating the Earnout Payments under Section 1.2, if the Company is holding inventory in excess of 9 million gallons of DF Product on the last day of an Earnout Period, all gallons of DF Product held in inventory in excess of 9 million gallons will be considered “Sold” during the Earnout Period then ended. No gallons shall ever be considered “Sold” more than once.

“Standby Contributions” means capital contributions made by Seller to the Company pursuant to the Company Operating Agreement which are used by the Company to maintain the Geismar Facility in standby mode consistent with past practice.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsequent Earnout Period” means each of the following periods: (a) each calendar quarter from January 1, 2016 until the end of the full calendar quarter immediately preceding the tenth anniversary of the Closing Date; (b) the period from such quarter end to the tenth anniversary of the Closing Date; and (c) if, prior to the tenth anniversary of the Closing Date, the per gallon rate is reduced to $*** for an eighteen month period pursuant to the provisions of Section 1.2(d), then each calendar quarter or portion thereof from the tenth anniversary of the Closing Date until eighteen months after the tenth anniversary of the Closing Date.

“Subsidiary,” when used with respect to any Person, shall mean any other Person, whether incorporated or unincorporated, in which such Person or any one or more of its Subsidiaries directly owns or controls (i) fifty percent (50%) or more of the securities or other ownership interests, including profits, equity or beneficial interests, or (ii) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing a similar function with respect to such other Person.

“Substitute Credit Facility” shall have the meaning set forth in the Indenture.

“Syntroleum Closing Date” means the date and time of the Syntroleum Closing.

“Syntroleum Proprietary Rights” means those Proprietary Rights licensed to the Company by Syntroleum pursuant to that certain Site License Agreement, dated June 27, 2012 by and between Syntroleum and the Company, as amended, and the Master License Agreement, dated June 22, 2007, by and between Syntroleum and the Company, as amended.

“Syntroleum Proxy Statement” means the definitive proxy statement of Syntroleum dated as of April 15, 2014.

“Tax” or “Taxes” means any federal, state, local, or non-U.S. taxes and similar assessments, duties, reporting obligations, impositions and Liabilities relating to taxes, including income, gross receipts, license, payroll, employment, escheat excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar (including health, unemployment, workers’ compensation and pension insurance), unemployment, disability, real property, personal property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated, recapture, public imposts, fees or other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined, unitary or similar group, including any arrangement for group or consortium relief or similar arrangement; and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person or as a result of any obligation under any Contract or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of law.

“Tax Authority” means any Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of Taxes.

“Tax Returns” means any return, declaration, report, claim for refund, estimated return or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Event” means (i) the Company or any of its Subsidiaries, any Benefit Plan or any fiduciary (within the meaning of Section 3(21) of ERISA being subject to, or to the Company’s or Company’s Knowledge being threatened with, a claim (other than routine claims for benefit(s)) against any Benefit Plan or the assets thereof, or against the Company and its Subsidiaries or any of their respective ERISA Affiliates in connection with any Benefit Plan; (ii) the Internal Revenue Service giving notice that it intends to revoke the Tax-qualified status of any Benefit Plan, (iii) the occurrence of a “Reportable Event” described in Section 4043 of ERISA with respect to a Benefit Plan, regardless of whether the PBGC has waived the notice requirements with respect to such event in its regulations; (iv) the imposition, nor notice of imposition, of liability (whether absolute or contingent) on the Company or any of its Subsidiaries or any of their respective ERISA Affiliates as a result of a complete or partial withdrawal from a Multiemployer Plan; (v) the receipt of a notice to terminate a Benefit Plan in a distress termination under Section 4041(c) of ERISA or to appoint a trustee pursuant to Section 4042 of ERISA, or the occurrence of any event or set of circumstances that might reasonably constitute grounds for the PBGC to do either; (vii) the restoration of a Benefit Plan by the PBGC pursuant to Section 4047 of ERISA; (vii) the restoration of a Benefit Plan by the PBGC pursuant to Section 4047 of ERISA, (viii) any of the Company or its Subsidiaries withdrawal from a single-employer plan during the plan year in which it is a substantial employer pursuant to Section 4063 of ERISA; (ix) the existence with respect to any Benefit Plan of an “accumulated funding deficiency” (as defined in Section 412 of the Code or Section 402 of ERISA), whether or not waived, the failure to make by its due date a required installment under Section 412(m) of the Code with respect to any Benefit Plan or the failure by the Company and its Subsidiaries or any of their ERISA Affiliates to make any required contribution to a Multiemployer Plan; (x) the filing pursuant to Section 412(d) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Benefit Plan; (xi) the incurrence by the Company or any of its Subsidiaries or any of their respective ERISA Affiliates of any liability under Title IV or ERISA with respect to the termination of any Benefit Plan; (xii) a determination that a Multiemployer Plan in which the Company or any of its Subsidiaries or any of their respective ERISA Affiliates participates or has participated is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA; (xiii) the making of any amendment to any Benefit Plan that could result in the imposition of a lien or the posting of a bond, escrow or other security; and (xiv) the occurrence of a nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in liability to the Company or any of its Subsidiaries; or (xv) the imposition of a lien pursuant to Section 401(a)(29) or 412(n) of the Code or pursuant to ERISA with respect to any Benefit Plan.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Trustee” means The Bank of New York Mellon Trust, N.A.

“Tyson Note” shall mean that certain Master Promissory Note issued by the Company to Seller, dated September 5, 2013.

11.2 Glossary. The following terms are defined in the Sections, Recitals or Preamble as indicated:

409A Plan	Section 4.9(p)

Acquisition Transaction	Section 5.3(a)

Agreement	Preamble

Audited Financial Statements	Section 4.4

Benefit Plan	Section 4.9(a)

Claim	Section 9.5

Claim Notice	Section 9.5

Closing	Section 1.3(a)

Closing Date	Section 1.3(a)

Company	Recitals

Company Contract	Section 4.17(b)

Company Group	Section 4.11(a)

Contemplated Transactions	Section 1.3

Earnout Payment	Section 1.2(a)

Equity Award	Section 4.9(p)

ERISA Affiliate	Section 4.9

Financial Statements	Section 4.4

Fundamental Representations	Section 9.1

Interim Period	Section 5.1

IRCA	Section 4.8(a)

Most Recent Financial Statements	Section 4.4

Parent	Preamble

party	Preamble

Permits	Section 4,12(c)

Purchaser	Preamble

Restricted Business	Section 6.7(a)

Restricted Period	Section 6.7(a)

Seller	Preamble

Seller’s Interest	Recitals

Seller Disclosure Schedules	Article II

Syntroleum	Recitals

Syntroleum Closing	Recitals

Syntroleum Purchase Agreement	Recitals

Syntroleum Shares	Section 6.5(a)

Syntroleum Stockholders’ Meeting	Section 6.5(c)

Tax Sharing Agreements	Section 4.9(f)

Threshold	Section 9.4(b)

[Rest of page left blank intentionally. Signature page follows.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

SELLER:

TYSON FOODS, INC.

By:
Name:
Title:

PURCHASER:

REG SYNTHETIC FUELS, LLC

By:
Name:
Title:

PARENT:

RENEWABLE ENERGY GROUP, INC.

By:
Name:
Title:

Signature Page to Membership Interest Purchase Agreement